EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

among:

Cloud Intermediate Holdings, LLC,

a Delaware limited liability company,

Cloud Merger Sub, Inc.,

a Delaware corporation, and

NCI, INC.,

a Delaware corporation

Dated as of July 2, 2017

-i-

(continued)

-ii-

(continued)

Exhibit A    Definitions

Exhibit B    Form of Tender Agreements

Exhibit C    Amended and Restated Certificate of Incorporation of the Surviving Corporation

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 2, 2017 (the “Agreement Date”) by and among Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and NCI, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, pursuant to this Agreement, Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock, at a price per share of Company Common Stock of $20.00, payable net to the seller thereof in cash, without interest, and subject to deduction for any withholding of Taxes required by applicable Law (such amount or any other amount per share of Company Common Stock that may be paid pursuant to the Offer, and as may be adjusted in accordance with Sections 1.1(b) and 1.1(h), the “Offer Price”);

WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and each issued and outstanding share of Company Common Stock immediately prior to the Effective Time (other than the shares of Company Common Stock to be canceled in accordance with Sections 2.5(a)(i) and 2.5(a)(ii) and other than Dissenting Shares) will be converted into the right to receive the Offer Price;

WHEREAS, the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and will be effected as soon as practicable following consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain stockholders of the Company are executing Tender Agreements in favor of Parent, substantially in the form attached hereto as Exhibit B (each, a “Tender Agreement” and collectively, the “Tender Agreements”), whereby they have agreed to tender their shares of Company Common Stock to Purchaser pursuant to the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, H.I.G. Middle Market LBO Fund II, L.P., a Delaware limited partnership (“Guarantor”) has provided a limited guaranty in favor of the Company with respect to certain obligations of Parent, including the obligation to pay the Parent Termination Fee pursuant to Section 7.3(b) (the “Guaranty”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the

Company and its stockholders; (ii) approved and declared advisable this Agreement, the Tender Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger; (iii) agreed that the Merger will be effected under to Section 251(h) of the DGCL; and (iv) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the respective boards of directors of Purchaser and Parent have unanimously approved and declared advisable this Agreement, the Tender Agreements, and the transactions contemplated hereby and thereby, including the Offer and the Merger; and

WHEREAS, Parent, in its capacity as the sole stockholder of Purchaser, will adopt this Agreement by written consent immediately following its execution.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

THE OFFER

1.1    The Offer.

(a)    Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 7.1, as promptly as practicable, but in no event later than ten (10) Business Days after the Agreement Date, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the shares of Company Common Stock at the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company’s stockholders and contains the terms and conditions set forth in this Agreement and Annex A.

(b)    Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the satisfaction (or to the extent waivable, the waiver by Parent or Purchaser) of the conditions set forth in Annex A (the “Offer Conditions”). Purchaser expressly reserves the right (but is not obligated to) at any time, and from time to time, in its sole discretion to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Purchaser shall not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of shares of Company Common Stock to be purchased in the Offer; (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of shares of Company Common Stock or impose conditions to the Offer that are different than or in addition to the Offer Conditions; (v) amend or waive the Minimum Condition; (vi) amend or modify any of the terms of the Offer in a manner that is adverse to the holders of shares of Company Common Stock; or (vii) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with this Agreement.

(c)    Expiration and Extension of the Offer. Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) Business Day (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Time”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(c), or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Time, or such later time and date to which the Offer has been extended, the “Expiration Time”). Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price). If, as of any scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of the Company or any other Person) extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer period as the parties hereto may agree in writing), until such time as all Offer Conditions are satisfied or waived; provided, however, that, without the Company’s written consent, Purchaser shall not extend the Offer beyond the earlier of the Outside Date and the termination of this Agreement in accordance with Section 7.1. If, (i) as of any Expiration Time, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Parent or Purchaser or (ii) as of any Expiration Time, all Offer Conditions have been satisfied or waived by Parent or Purchaser other than the Minimum Condition, then on every occasion under clause (i) and on not more than two (2) occasions under clause (ii), in each case at the request of the Company, Purchaser shall extend the Offer for an additional period of ten (10) Business Days (or such longer or shorter period as the parties hereto may agree in writing) to permit such Offer Condition(s) to be satisfied; provided that if, at or prior to any Expiration Time, Parent delivers a notice (a “Financing Extension Notice”) to the Company representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the consummation of the Offer if the Expiration Time were not extended, Purchaser may extend (and re-extend) the Offer for one or more periods, in consecutive increments of up to ten (10) Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to permit the funding of the Debt Financing; provided, however, that, without the Company’s prior written consent, Purchaser shall not extend the Offer, and without Purchaser’s prior written consent, Purchaser shall not be required to extend the Offer, in each case beyond the earlier of the Outside Date and the termination of this Agreement in accordance with Section 7.1.

(d)    Consummation of the Offer; Payment. On the terms and subject to the conditions of the Offer and this Agreement, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer, accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no later than three (3) Business Days after the consummation of the Offer. Parent shall provide, or cause to be provided, to Purchaser on a timely basis the funds necessary to purchase any shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, subject to the withholding of any Taxes required by applicable Law.

(e)    Termination of the Offer. Purchaser shall not terminate or withdraw the Offer prior to the Expiration Time without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Section 7.1. In the event that this Agreement is terminated pursuant to Section 7.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any shares of Company Common Stock pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof.

(f)    Offer Documents. On the commencement date of the Offer, Parent and Purchaser shall: (i) file, or cause to be filed, with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal, the summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and together with all exhibits, amendments and supplements thereto, the “Offer Documents”); and (ii) cause the Schedule TO and related Offer Documents to be disseminated to holders of shares of Company Common Stock in accordance with applicable federal securities Laws. The Company shall promptly furnish to Parent and Purchaser all information concerning the Company’s stockholders that may be required by applicable Law or reasonably requested in connection with any action contemplated by this Section 1.1(f). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company or its counsel. Each of Parent, Purchaser and the Company agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, Parent and Purchaser agree to: (A) promptly provide the Company and its counsel with a copy of any such written comments (or a description of any such oral comments); (B) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and give reasonable and good faith consideration to any such comments made by the Company or its counsel; (C) provide the Company and its counsel an opportunity to participate with Parent, Purchaser or their counsel in any material discussions or meetings with the SEC or its staff; and (D) provide the Company and its counsel with copies of any written comments or responses submitted by Parent or Purchaser in response thereto.

(g)    Guaranteed Delivery. For purposes of this Agreement and the Offer, unless otherwise mutually agreed to by Parent and the Company, any shares of Company Common Stock subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the shares of Company Common Stock underlying such notices of guaranteed delivery are “received”, as defined by Section 251(h)(6)(f) of the DGCL.

(h)    Adjustments to Offer Price. The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Common Stock occurring on or after the Agreement Date and prior to Purchaser’s acceptance for payment of, and payment for, Company Common Stock tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and shall as so adjusted from and after the date of such event, be the Offer Price; provided, however, that nothing in this Section 1.1(h) shall be construed to permit the Company to take any action with respect to the Company Common Stock that is prohibited by the terms of this Agreement.

1.2    Company Actions.

(a)    Schedule 14D-9. On the date the Offer Documents are filed with the SEC, the Company shall file or cause to be filed with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”) that, subject to Sections 5.4(d)(i) and 5.4(d)(ii), shall include the Company Board Recommendation. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to holders of shares of Company Common Stock. Each of Parent and Purchaser shall promptly furnish to the Company in writing all information concerning Parent and Purchaser that may be required by applicable Law to be set forth on Schedule 14D-9 or reasonably requested in connection with any actions contemplated by this Section 1.2(a). The Company shall cause the Schedule 14D-9 to be filed with the SEC pursuant to this Section 1.2(a) to be disseminated to the Company’s stockholders as and to the extent required by the Exchange Act concurrently with the dissemination of the Schedule TO to the holders of Company Common Stock by Purchaser. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change in Company Board Recommendation, Parent, Purchaser and their counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel. Each of the Company, Parent and Purchaser agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. Upon receipt of any written or oral comments received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to: (i) promptly provide Parent, Purchaser and their counsel with a copy of any such written comments (or a description of any such oral comments); (ii) provide Parent, Purchaser and their counsel a reasonable opportunity to comment on any proposed response thereto, and give reasonable and good faith consideration to any such comments made by Parent, Purchaser or their counsel; (iii) provide Parent, Purchaser and their counsel an opportunity to participate with the Company and its counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide Parent, Purchaser and their counsel with copies of any written comments or responses submitted by the Company in response thereto.

(b)    Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with: (i) mailing labels containing the names and addresses of all record holders of shares of Company Common Stock; and (ii) security position listings of shares of Company Common Stock held in stock depositories, each as of a recent date and with respect to those Persons who become record or beneficial owners subsequent to such date, as of such later date, together with other readily available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of shares of Company Common Stock. The Company shall furnish Parent and Purchaser with such additional information, including, without limitation, updated listings and computer files of holders of shares of Company Common Stock, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably require in communicating the Offer to the record and beneficial holders of shares of Company Common Stock. Subject to applicable Law, and except for such actions as are necessary to disseminate the Offer Documents, Parent and Purchaser shall hold in confidence the information and documents provided to them under this Section 1.2(b), shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, promptly deliver to the Company all such information and documents (along with all copies thereof) then in their possession or control.

ARTICLE 2

THE MERGER

2.1    Merger of Purchaser into the Company.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company, as the surviving corporation in the Merger (the “Surviving Corporation”), shall by virtue of the Merger continue its corporate existence under the Laws of the State of Delaware. The Merger shall be effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company.

(b)    A certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and simultaneously with the Closing shall be filed with the Office of the Secretary of State of the State of Delaware.

The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware or such later date and/or time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

2.2    Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle, Chicago, Illinois as soon as practicable following the consummation (as defined in Section 251(h)(6)(b) of the DGCL) of the Offer, or such other date as Parent and the Company shall mutually designate. The date on which the Closing takes place is referred to herein as the “Closing Date”.

2.3    Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Purchaser shall become debts, liabilities, obligations and duties of the Surviving Corporation.

2.4    Certificate of Incorporation; Bylaws; Directors and Officers. At the Effective Time:

(a)    the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit C hereto, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such Certificate of Incorporation;

(b)    the parties hereto shall take all necessary action such that the Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation) until thereafter amended in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; and

(c)    the parties hereto shall take all necessary action such that the directors of Purchaser serving in such capacity immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their respective resignation or removal or their respective successors are duly elected or appointed and qualified, and the officers of the Company serving in such capacity immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their respective resignation or removal or their respective successors are duly elected or appointed and qualified.

2.5    Conversion of Company Common Stock.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)    all shares of Company Common Stock held by the Company or any Company Subsidiary (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor;

(ii)    all shares of Company Common Stock held by Parent, Purchaser or any Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor;

(iii)    except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each share of Company Common Stock outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be converted into the right to receive the Offer Price (the “Merger Consideration”); and

(iv)    each share of the common stock, par value $0.01 per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)    If, during the period commencing on the Agreement Date and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6    Company Equity Awards.

(a)    Neither Parent nor Purchaser shall assume any Company Options (as defined in Section 3.4(a) in connection with the Offer, the Merger or any other transactions contemplated by this Agreement. At the Effective Time, each outstanding Company Option, whether or not then exercisable or vested, by virtue of the Merger and without any action on the part of any optionholder, shall be canceled and converted into the right to receive from Parent or the Surviving Corporation, promptly following the Effective Time, an amount in cash equal to the Option Consideration, without interest and subject to deduction for any required withholding Tax. “Option Consideration” means, with respect to each Company Option, the product of: (i) the excess, if any, of the Offer Price over the exercise price of such Company Option; and (ii) the aggregate number of shares of Company Common Stock subject to such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Offer Price, such Company Option shall be canceled and terminated without any payment being made in respect thereof.

(b)    Neither Parent nor Purchaser shall assume any Company RSA in connection with the Offer, the Merger or any other transactions contemplated by this Agreement. At the Effective Time, each outstanding Company RSA (which shall be deemed to be fully vested), by virtue of the Merger and without any action on the part of the holder of such Company RSA, shall be canceled and converted into the right to receive from Parent or the Surviving Corporation, promptly following the Effective Time, an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the product of: (i) the Offer Price; and (ii) the number of shares of Company Common Stock subject to such Company RSA.

(c)    The Company shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 2.6, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of the Incentive Plan as may be necessary.

2.7    Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate representing shares of Company Common Stock, which shares were outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.5, (a “Company Stock Certificate”) (or, in the case of shares of Company Common Stock represented by book-entry (“Book Entry Shares”)) is presented to the Payment Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Book Entry Shares shall be canceled and shall be exchanged as provided in Section 2.8 below.

2.8    Surrender of Certificates.

(a)    On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). At the Effective Time, or as promptly as possible thereafter, Parent shall deposit with the Payment Agent cash sufficient to satisfy the Merger Consideration payable pursuant to Section 2.5. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund”. The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of shares of Company Common Stock pursuant to this Agreement and (ii) such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b)    Within five (5) Business Days after the Effective Time, the Payment Agent will mail to the Persons who were record holders of Company Stock Certificates or Book Entry Shares immediately prior to the Effective Time (other than the Company Common Stock to be cancelled or converted in accordance with Section 2.5(a)(i) and (ii)) : (i) a letter of transmittal in customary form; and (ii) instructions for use in effecting the surrender of Company Stock Certificates or Book Entry Shares in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate or Book Entry Share to the Payment Agent for exchange, together with a duly executed and valid letter of transmittal or receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer to the Payment Agent as the Payment Agent may reasonably request) in the case of Book Entry Shares, together with a duly executed and valid letter of transmittal and, in each case, such other documents as may be reasonably required by the Payment Agent or Parent: (A) the holder of such Company Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such

Company Stock Certificate or Book Entry Share; and (B) each Company Stock Certificate or Book Entry Share so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 2.5. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Company Stock Certificate or Book Entry Share. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c)    Any portion of the Payment Fund that remains undistributed to holders of Company Stock Certificates or Book Entry Shares as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book Entry Shares who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 2.8 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and similar Laws) for satisfaction of their claims for the Merger Consideration. Any amounts remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or, if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(d)    Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable to any holder of any Company Stock Certificate, Book Entry Share (in his or her capacity as a holder of shares of Company Common Stock), Company Option or Company RSA such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e)    Neither Parent nor the Surviving Corporation shall be liable to any holder of any Company Stock Certificate or Book Entry Share or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9    Dissenting Shares.

(a)    Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who does not validly tender such holder’s shares of Company Common Stock in the Offer and properly makes a demand for appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.5, and the holder thereof shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

(b)    If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.5, without interest thereon, upon surrender of each Company Stock Certificate representing such shares or, in the case of Book Entry Shares, in accordance with the surrender of such shares in accordance with the requirements of Section 2.8(b).

(c)    The Company shall give Parent: (i) prompt written notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, (B) any withdrawal of any such demand, and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity and right to control any and all negotiations and proceedings with respect to any such demand, notice or instrument; provided that the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or agree to do any of the foregoing. Each holder of Dissenting Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings or deductions required by applicable Law (but only after the amount thereof shall have been finally determined pursuant to the DGCL).

2.10    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take and shall take such action.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth herein or in the applicable part of the disclosure schedule delivered by the Company to Parent and Purchaser on the Agreement Date (the “Disclosure Schedule”) or in the Company SEC Documents (without giving effect to any amendment to any such document filed on or after the date hereof and excluding any disclosures set forth in any section of the Company SEC Documents entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in the Company SEC Documents to the extent that they are forward-looking in nature and do not contain a reasonable level of detail about the risks of which the statements warn) filed after December 31, 2015, and at least five (5) Business Days prior to the Agreement Date, excluding any exhibits or other documents appended thereto (it being acknowledged that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.20, or Section 3.22), the Company represents and warrants as of the Agreement Date and as of the Expiration Time (other than with respect to those representations and warranties that by their terms speak as of some other date, which representations and warranties are made only as of such date), to Parent and Purchaser as follows:

3.1    Due Organization; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; (ii) own or lease and use its assets in the manner in which its assets are currently owned or leased and used; and (iii) perform its obligations under all Contracts by which it is bound.

(b)    The Company and each Company Subsidiary is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of their respective businesses requires such qualification, except where the failure(s) to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    Part 3.1(c) of the Disclosure Schedule contains a correct and complete list of each of the Subsidiaries of the Company as of the Agreement Date (the “Company Subsidiaries”) and, for each such Company Subsidiary: (i) the jurisdiction of incorporation or organization; (ii) its authorized capital or other equity or voting interests; (iii) the name of each shareholder or equity owner thereof; and (iv) the number of shares of capital stock or other equity or voting interests owned by each such holder. Neither the Company nor any Company Subsidiary owns any capital stock of, or any Equity Interest of any nature in, any other Entity, other than: (A) interests in the Company Subsidiaries; and (B) interests classified as cash equivalents or short-term investments on the Company Balance Sheet and set forth in Part 3.1(c) of the Disclosure Schedule. There is no Company Contract pursuant to which the Company is obligated to make or may become obligated to make any future investment in or capital contribution to any other Entity.

3.2    Certificate of Incorporation; Bylaws. The Company has made available to Parent accurate and complete copies of the certificate of incorporation and bylaws or equivalent organizational documents (in each case, including all amendments thereto) of the Company and each Company Subsidiary (collectively, the “Company Charter Documents”). Neither the Company nor any Company Subsidiary is in violation of their applicable Company Charter Documents.

3.3    Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board has duly and unanimously adopted resolutions by which the Company Board has: (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) authorized and approved the execution, delivery and performance of this Agreement, the Tender Agreements, the Offer and the Merger on the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer; and (iv) authorized that the Merger be effected under Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. Assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies. Assuming the accuracy of the representations set forth in Section 4.10, the Company Board has taken appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, without any further action on the part of the stockholders or the Company Board. There are no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Laws applicable to this Agreement or the Merger.

3.4    Capitalization, etc.

(a)    The authorized capital stock of the Company consists of (i) 37,500,000 shares of Class A Company Common Stock and (ii) 12,500,000 shares of Class B Company Common Stock. As of the close of business on June 29, 2017 (the “Capitalization Date”): (i) 10,033,534 shares of Class A Company Common Stock were issued and 9,116,817 shares of Class A Company Common Stock were outstanding (which includes 246,167 shares of Company Common Stock that were subject to unvested Company RSAs); (ii) 4,500,000 shares of Class B Company Common Stock were issued and outstanding; (iii) 916,717 shares of Company Common Stock were held in the treasury of the Company; (iv) 934,000 shares of Company Common Stock were subject to issuance pursuant to outstanding stock options granted under the Incentive Plan (stock options granted by the Company pursuant to the Incentive Plan are referred to collectively herein as “Company Options”); and (v) 1,138,005 shares of Company Common Stock were available for grant or issuance under the Incentive Plan. All of the outstanding shares of Company Common Stock, including each Company RSA, have been duly authorized and validly issued, and are fully paid and nonassessable. All shares of Company Common Stock issuable upon exercise of a Company Option would be, if issued as of the Agreement Date, duly authorized, validly issued, fully paid and nonassessable. There are no shares of Company Common Stock held by any of the Company Subsidiaries. Except as described in Part 3.4(a) of the Disclosure Schedule, as of the Agreement Date: (A) none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of participation or any similar right or subject to any right of first refusal in favor of the Company; (B) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock; and (C) the Company is not under any obligation or bound by any Contract pursuant to which it may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

(b)    Part 3.4(b) of the Disclosure Schedule sets forth a correct and complete list of all Company Equity Awards outstanding as of the Capitalization Date, including with respect to each such Company Equity Award: (i) the name of the holder thereof; (ii) the number of shares of Company Common Stock subject to such Company Equity Award; (iii) the grant or issuance date; (iv) any applicable vesting schedule; and (v) with respect to each Company Option, (A) the exercise price and (B) the expiration date.

(c)    Except as set forth in Parts 3.4(a), 3.4(b) or 3.4(c) of the Disclosure Schedule, as of the Agreement Date, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to repurchase, redeem or otherwise acquire any shares of the capital stock or other securities of the Company or any Company Subsidiary; (ii) outstanding security, instrument or obligation (including “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind) that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary or that otherwise give or may give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Common Stock or equity securities of any Company Subsidiary; or (iii) rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Company Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d)    All outstanding shares of Company Common Stock, Company Equity Awards and other securities of the Company have been issued and granted in compliance with: (i) all applicable securities Laws and other applicable Laws; and (ii) all requirements set forth in applicable Company Contracts.

(e)    All of the shares of capital stock of the Company Subsidiaries identified as being held by the Company in Part 3.1(c) of the Disclosure Schedule have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are owned beneficially and of record by the Company or a wholly owned Subsidiary of the Company, free and clear of any Encumbrances, other than restrictions on transfer imposed by applicable securities Laws.

(f)    The aggregate consideration for the Company Common Stock, the Company Options and the Company RSAs, payable to the holders thereof under Article 1 and Article 2 as of the date of this Agreement and as of the Closing shall not exceed $283,101,540 (the “Aggregate Consideration”), which consists of amounts not to exceed (i) $267,413,000 with respect to holders of Company Common Stock, (ii) $10,765,200 with respect to holders of Company Options, and (iii) $4,923,340 with respect to Company RSAs; provided that the Company shall not be deemed to have breached this Section 3.4(f) (A) solely by virtue of proper exercises of Company Options outstanding as of the date of this Agreement in accordance with their terms, so long as the net effect of such exercises of Company Options does not increase the Aggregate Consideration or (B) to the extent there are changes to the relative portion of the Aggregate Consideration set forth in each of clauses (i), (ii) and (iii), so long as such changes do not increase the Aggregate Consideration.

3.5    SEC Filings; Financial Statements.

(a)    Except as set forth in Parts 3.5(a) and 3.5(b) of the Disclosure Schedule, since December 31, 2013, the Company has filed or furnished on a timely basis all forms, reports, schedules, statements and other documents with the SEC that have been required to be filed by it under applicable Laws. Except as set forth in Parts 3.5(a) and 3.5(b) of the Disclosure Schedule, as of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect. The certifications and statements required by Rule 13a-14 of the Exchange Act, and Section 906 of the Sarbanes-Oxley Act relating to the Company SEC Documents are accurate and complete, and complied as to form and content with all applicable Laws as of the date of such filing (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing).

(b)    Except as set forth in Part 3.5(b) of the Disclosure Schedule, each of the consolidated financial statements (including, in each case, any related notes and schedules) of the Company and its consolidated Subsidiaries contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except, as may be indicated in the notes thereto and, in the case of interim financial statements, for normal and recurring year-end adjustments, the absence of footnote disclosures and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby, all in accordance with GAAP. There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Company SEC Documents filed on or after December 31, 2013 and prior to the Agreement Date or any obligations to enter into any such arrangements. For purposes of this Agreement, “Company Balance Sheet” means that consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2016, set forth in the Company’s Annual Report on Form 10-K filed with the SEC, and the “Company Balance Sheet Date” means December 31, 2016.

(c)    The Company maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Except as set forth in Parts 3.5(a) and 3.5(b) of the Disclosure Schedule, such disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosures. The Company has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the Agreement Date, to the Company’s auditors and the audit committee of the Company Board, to the Company’s Knowledge: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Except as set forth in Parts 3.5(a) and 3.5(b) of the Disclosure Schedule, since December 31, 2013, subject to any applicable grace periods, the Company has been in compliance in all material respects with: (A) the applicable listing and other rules and regulations of the Nasdaq; and (B) the applicable provisions of the Sarbanes-Oxley Act.

(d)    Except as set forth in Part 3.5(b) of the Disclosure Schedule, the Company maintains a system of internal control over financial reporting (as defined by Rule 13a-15(f) under the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed in accordance with the authorization of management, and (iv) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(e)    Except as set forth in Part 3.5(e) of the Disclosure Schedule, since December 31, 2013, neither the Company nor any of the Company Subsidiaries has received from the SEC or any other Governmental Body any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Body that such Company SEC Documents (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is not, any investigation or review being conducted by the SEC or any other Governmental Body of any Company SEC Documents (including the financial statements included therein), in each case except for written comments or questions from the SEC or other Governmental Body related to Company SEC Documents filed or submitted in connection with the Merger or the Offer. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

(f)    Since December 31, 2013, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with such Company SEC Document, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since December 31, 2013, neither the Company nor any of its executive officers has received notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.6    Interested Party Transactions. Except as disclosed in the Company SEC Documents or in Part 3.6 of the Disclosure Schedule, since the Company Balance Sheet Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act (any such transaction, agreement, arrangement or understanding, an “Affiliate Transaction”).

3.7    Absence of Changes. Except in connection with this Agreement and as required by applicable Law: (a) between the Company Balance Sheet Date and the Agreement Date, the Company and the Company Subsidiaries have conducted their business in the ordinary course consistent with past practice in all material respects; (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (c) between the Company Balance Sheet Date and the Agreement Date, neither the Company nor any Company Subsidiary has taken or failed to take any action that, if taken or failed to be taken after the Agreement Date, would result in a breach of Section 5.2(b).

3.8    Title to Assets. The Company and each Company Subsidiary owns, and has good and valid title to, all tangible assets purported to be owned by it on the Company Balance Sheet. All of said assets are owned by the Company or one of the Company Subsidiaries free and clear of any Encumbrances, except for: (a) Permitted Encumbrances; and (b) Encumbrances described in Part 3.8 of the Disclosure Schedule. The Company or one of the Company Subsidiaries is the lessee of, and holds valid and enforceable leasehold interests in, all assets purported to have been leased by them on the Company Balance Sheet. The Company and each Company Subsidiary collectively have sufficient title to or rights to use its material tangible properties and tangible assets to conduct its respective businesses as currently conducted.

3.9    Intellectual Property.

(a)    Part 3.9(a) of the Disclosure Schedule sets forth a list of (i) all Company Registered IP (including domain names) as of the Agreement Date, including for each such item: (A) the jurisdiction(s) of issuance or registration or the jurisdiction(s) in which any application for such issuance or registration has been filed; (B) the applicable application or registration number(s); and (C) the record owner (i.e., the Company or applicable Company Subsidiary) and (ii) software included in the Company Owned IP. All items of Company Registered IP are subsisting and are, to the Company’s Knowledge, valid and enforceable. All filings (with authorities in the United States or foreign jurisdictions, as the case may be), payments and other actions required to be made or taken by the Company or any Company Subsidiary before the Agreement Date to maintain each material item of Company Registered IP have been made and taken, except as would not reasonably be expected to materially impair any such Company Registered IP. As of the Agreement Date, none of the patents or patent applications listed in Part 3.9(a) of the Disclosure Schedule is involved in any interference, reexamination, opposition or similar active proceeding.

(b)    Each item of Company Owned IP is solely owned by the Company or one of the Company Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances. The Company Owned IP and the Company In-Licensed IP constitute all of the Intellectual Property Rights necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted by the Company and the Company Subsidiaries.

(c)    Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby would reasonably be expected to, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, create, impose or declare: (i) a loss of, or Encumbrance on, any Company Owned IP or Company In-Licensed IP; or (ii) the grant, assignment or transfer to any other Person of any license or other material right or interest under, to or in any Company Owned IP.

(d)    The Company and the Company Subsidiaries have taken commercially reasonable steps to protect their respective rights in the trade secrets and other information that constitutes non-public proprietary information of the Company and the Company Subsidiaries and, to the Company’s Knowledge, there has been no unauthorized disclosure, access or misappropriation of any such trade secrets or information.

(e)    Neither the Company nor any of its Subsidiaries has licensed, disclosed, or otherwise made available, and does not have any obligation (with or without the passage of time or giving of notice) to license, disclose, or otherwise make available, to any Person (including any escrow agents or customers) any source code of any software included among the Company Owned IP, other than to a Person who was, as of the date of disclosure or delivery, an employee, consultant, or independent contractor of the Company or one of its Subsidiaries as specifically authorized by the Company or one of its Subsidiaries in a written agreement pursuant to which such Person is bound to maintain and protect the confidentiality of such source code.

(f)    To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating, any Company Owned IP. No activity of the Company or any Company Subsidiary (including the development, manufacturing, marketing, sale, offer for sale, exportation, distribution and/or use of any Company Products) infringes, misappropriates or otherwise violates, or has, since December 31, 2013, infringed, misappropriated or otherwise violated, any Intellectual Property Right of any other Person. There is no claim pending, threatened in writing or, to the Company’s Knowledge, otherwise threatened by or against the Company or any Company Subsidiary that alleges any such infringement, misappropriation or violation.

(g)    All former and current employees, consultants, and contractors of the Company and the Company Subsidiaries that have made any material contribution to the Company Owned IP have executed written instruments with the Company or one of the Company Subsidiaries that (i) grant a present assignment to the Company or such Company Subsidiary all rights, title and interest in and to any and all inventions, improvements, discoveries, writings and other works of authorship and other Intellectual Property Rights developed by such employees within the scope of their employment or, in the case of consultants and contractors, developed by such consultants and contractors where it was intended that the Company or one of the Company Subsidiaries would own (as opposed to be granted a license to) the same, and (ii) obligate the applicable employee, consultant, or contractor to maintain the confidentiality of any confidential information of the Company or the Company Subsidiaries. To the Company’s Knowledge, no employee, consultant, or contractor is in violation of any such agreement. No current or former Affiliate (other than the Company or a Company Subsidiary), partner, director, stockholder, officer, member, manager, employee, consultant, or contractor of the Company or the Company Subsidiaries will, after giving effect to the transactions contemplated hereby, own, license, or retain any rights in any of the Company Owned IP used in or necessary for the operation of the business of the Company and the Company Subsidiaries.

(h)    Each of the Company and the Company Subsidiaries has in place commercially reasonable data protection, data security and privacy policies and procedures and has complied in all material respects with such policies and procedures and all applicable Laws and contractual obligations relating to the use, processing, collection, retention, storage, disclosure, transfer, and disposal of any personally identifiable information, financial information, confidential customer data or other sensitive or protected data collected, accessed, stored, transferred, or processed, by it or on its behalf. Neither the Company nor any Company Subsidiary: (i) has received a written complaint alleging non-compliance with any of the foregoing; or (ii) has experienced a security breach involving the unauthorized access, disclosure or use of any such information or data under the control of, or from the systems of, the Company or any Company Subsidiary.

(i)    The Company and the Company Subsidiaries have not used any software that is licensed under the terms of any “open source” license or similar agreement in a manner that would (i) require the Company or the Company Subsidiaries to publicly disclose, deliver, license, or distribute the source code of any software included among the Company Owned IP, or (ii) impose any present economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof.

(j)    The IT Systems owned by the Company and the Company Subsidiaries and, to the Company’s Knowledge, all other material IT Systems used by or on behalf of the Company and the Company Subsidiaries, are adequate in all material respects for the operation of the business of the Company and the Company Subsidiaries as currently conducted as of the Agreement Date. Since January 1, 2014, the Company and the Company Subsidiaries have remedied or replaced in all material respects all material malfunctions to the IT Systems owned by the Company or the Company Subsidiaries that the Company and the Company Subsidiaries have become aware of. To the extent the Company or the Company Subsidiaries have had the right and ability to do so, since January 1, 2014, the Company and the Company Subsidiaries have remedied or replaced in all material respects, or have required a third Person to remedy or replace in all material respects, all material malfunctions to the IT Systems licensed by or leased to the Company or the Company Subsidiaries that the Company and the Company Subsidiaries have become aware of. The Company has taken commercially reasonable steps to provide for the back-up and recovery of material data and IT Systems and implemented commercially reasonable disaster recovery plans, procedures, and facilities.

(k)    The Company and the Company Subsidiaries take commercially reasonable measures to protect the IT Systems owned by the Company or the Company Subsidiaries and the Company Products against any unauthorized use, access, interruption, or modification. To the extent the Company or the Company Subsidiaries have the right and ability to do so, the Company and the Company Subsidiaries take commercially reasonable measures to protect, or require a third Person to take commercially reasonable measures to protect, the IT

Systems licensed by or leased to the Company or the Company Subsidiaries against any unauthorized use, access, interruption, or modification. There have been no material security breaches or distributions, viruses, malware, or similar events suffered by the software, IT Systems or Company Products owned by the Company or the Company Subsidiaries in the past three (3) years. There have been no material security breaches or distributions, viruses, malware, or similar events suffered by the software, IT Systems or Company Products licensed by or leased to the Company or the Company Subsidiaries in the past three (3) years.

3.10    Contracts.

(a)    Part 3.10(a) of the Disclosure Schedule sets forth a true and complete list, as of the Agreement Date, of all of the following Contracts to which the Company or any Company Subsidiary is a party or by which any of them is bound:

(i)    any Company Contract that is required by the rules and regulations of the SEC to be filed as an exhibit to the Company SEC Documents;

(ii)    any Company Contract in connection with which or pursuant to which the Company or any Company Subsidiary is committed to spend, in the aggregate, more than $2,000,000 during the current fiscal year;

(iii)    any Company Contract that generated more than $2,000,000 in revenues for the Company or any Company Subsidiary in the fiscal year ended December 31, 2016;

(iv)    any Company Contract concerning the license, covenant not to sue, or other waiver or grant of rights in Intellectual Property Rights (whether the Company or any of the Company Subsidiaries is the grantor or grantee of such rights), or the development or modification of any Intellectual Property, other than (A) licenses to COTS or nonexclusive to customers in the ordinary course of business, (B) Contracts entered into with employees, contractors, consultants and vendors in the ordinary course of business and under which the Company or any Company Subsidiary has not granted or received any material Intellectual Property Rights, and (C) non-disclosure and confidentiality agreements entered into in the ordinary course of business;

(v)    any Company Contract evidencing Indebtedness;

(vi)    any Company Contract evidencing any obligations of the Company or any Company Subsidiary with respect to the issuance, sale, repurchase or redemption of any equity securities of the Company or any Company Subsidiary;

(vii)    any Lease;

(viii)    any collective bargaining agreement or other Company Contract with any labor union, labor organization, works council or group of employees;

(ix)    any Company Employee Agreement or Company Contract for the employment or engagement of any Person on a full-time or part-time basis, including directors, employees (temporary and seasonal) and independent contractors, in each case, at annual compensation in excess of $150,000;

(x)    any lease of personal property under which the Company or any Company Subsidiary is the lessee and is obligated to make payments of $50,000 or more per annum;

(xi)    any Company Contract relating to any resolution or settlement of any actual or threatened Legal Proceeding involving the Company or any Company Subsidiary that imposes material continuing obligations upon the Company or any Company Subsidiary;

(xii)    any Company Contract relating to the acquisition or disposition of any business, properties or assets, for consideration in excess of $500,000 by the Company or any Company Subsidiary or, to the extent still in force, with respect to which the Company or any Company Subsidiary has material continuing obligations;

(xiii)    any Company Contract creating or relating to any material partnership, joint venture, or joint development agreement involving material continuing obligations;

(xiv)    any Company Contract that constitutes an Affiliate Transaction; and

(xv)    any Company Contract that: (A) limits the freedom of the Company or any Company Subsidiary to engage in any line of business, acquire any entity or compete with any Person or in any market or geographical area; or (B) contains a grant of exclusivity or “most favored nation” terms by the Company or any Company Subsidiaries to any other Person.

(b)    Except as disclosed in Part 3.10(b) of the Disclosure Schedule, all Contracts that are set forth in Part 3.10(a) of the Disclosure Schedule (each a “Material Contract”) are valid and in full force and effect, and are enforceable in accordance with their respective terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c)    Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary party to, nor, to the Knowledge of the Company, any other party to, any Material Contract, is in breach of, or default under, any Material Contract.

(d)    A true and complete copy of each Material Contract as of the Agreement Date has been made available to Parent prior to the execution and delivery of this Agreement.

(e)    Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are, and at all times since January 1, 2014 have been, in compliance with (i) all terms and conditions of each Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, and (ii) all requirements of applicable Laws pertaining to any Government Contract or Government Bid;

(f)    To the Knowledge of the Company, each Government Contract and Government Bid is not currently the subject of bid or award protest proceedings as of the Agreement Date;

(g)    The Company has received no written or to the Knowledge of the Company, oral notice of any claims or disputes between the Company or any Company Subsidiary, on the one hand, and any Governmental Body, prime contractor, subcontractor or other Person, on the other hand, arising under or relating to any Government Contract or Government Bid.

(h)    With respect to each Government Contract and Government Bid: (i) all pricing discounts have been properly reported to and credited to the customer; (ii) the Company has not received any notice of any interruption or material decrease in the purchasing of products or services from the Company under any Government Contract (whether as a result of the transactions contemplated hereby or otherwise); (iii) the Company expects and intends to perform all material obligations thereunder and the Company has or will obtain all material Governmental Authorizations and all third-party certifications and approvals required for performance; (iv) neither the Company nor any of its officers, or employees have had access to confidential or non-public information to which they were not lawfully entitled; (v) neither the Company nor any of its senior management employees has violated any requirements associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Body; (vi) except as set forth in Part 3.10(h)(vi) of the Disclosure Schedule, there are no applicable overhead rate ceilings; and (vii) there are no assignment of revenues or anticipated revenues (including but not limited to any assignment pursuant to the Assignment of Claims Act, 31 U.S.C. § 3727).

(i)    Since January 1, 2014, except as set forth in Part 3.10(i) of the Disclosure Schedule, with respect to each Government Contract and each Government Bid:

(i)    all representations and certifications by the Company or any Company Subsidiary executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were current, accurate and complete as of their effective date, and the Company or Company Subsidiary, as applicable, has complied with all such representations and certifications;

(ii)    all invoices and claims for payment, reimbursement or adjustment submitted by the Company or any Company Subsidiary were current, accurate and complete in all material respects as of their respective submission dates;

(iii)    neither the U.S. government nor any prime contractor, subcontractor or other Person has notified the Company or any Company Subsidiary, either orally or in writing, that the Company or any Company Subsidiary has breached or violated any Law or certification, representation, clause, provision or requirement pertaining to such Government Contract or Government Bid;

(iv)    neither the Company nor any Company Subsidiary has received any notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Government Contract;

(v)    there has not been any set-off, credit requested or overpayment received with respect to a Government Contract, and, other than in the ordinary course of business consistent with past practice, no cost incurred by the Company or any Company Subsidiary pertaining to a Government Contract is or has been the subject of any audit or investigation by or has been disallowed by any Governmental Body;

(vi)    the Company’s and each Company Subsidiary’s cost accounting and other business systems and internal controls with respect to Government Contracts and Government Bids have been in compliance in all respects with all applicable requirements of such Government Contracts, Government Bids and Laws;

(vii)    to the Knowledge of the Company, none of the Company, any Company Subsidiary or any of their respective directors, officers or employees has been under or subject to any administrative, civil or criminal investigation, or indictment, information, subpoena, document request, administrative proceeding or audit by any Governmental Body with respect to any alleged misstatement, omission or other misconduct arising under or relating to any Government Contract or Government Bid; and

(viii)    neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation that resulted in a finding of any misstatement or other misconduct arising under or relating to any Government Contract or Government Bid, nor has the Company or any Company Subsidiary made any voluntary or mandatory disclosure to a Governmental Body, prime contractor, subcontractor or other Person with respect to any such finding.

(j)    None of the Company, any Company Subsidiary or any of their respective officers, or directors, or, to the Knowledge of the Company, any Company Employees have (i) used any funds of the Company to offer or provide any kickback, bribe, or unlawful gift or gratuity, or (ii) made any unlawful expenditures relating to political activity. Neither the Company nor any Company Subsidiary has received notice of any payment identified in (i) or (ii) above (hereinafter referred to as an “Unlawful Payment”), and the Company has such controls as are required by law to detect and prevent, if possible, any such Unlawful Payments.

(k)    None of the Company, any Company Subsidiary, any of their respective directors or officers or, to the Knowledge of the Company, any of their employees is (or, since January 1, 2014, has been) debarred or suspended, or proposed for debarment or suspension, from doing business with any Governmental Body or is (or during such period was) the subject of a finding of ineligibility for contracting with any Governmental Body (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements). Since January 1, 2014, neither the Company nor any Company Subsidiary has been convicted of, or had a civil judgment rendered against it for, violating any Law in connection with any Government Contract or Government Bid.

(l)    Other than as would be created by consummation of the transactions contemplated herein (if any), none of the Company, any Company Subsidiary, any of their respective officers, or directors, or employees, have engaged in the performance of any work that would create any unmitigated Organizational Conflicts of Interest as set forth in 48 C.F.R. Subpt. 9.5 that would reasonably be expected to restrict the current scope of the Company’s business activities.

(m)    The Company and each Company Subsidiary have taken commercially reasonable steps, to the extent required by applicable Law, to preserve and protect, in all material respects, its rights in and title to all Intellectual Property delivered, deliverable or otherwise provided directly or indirectly through any other Person to any Governmental Body in connection with any Government Contract or Government Bid, including (i) providing notices required in connection with the development of any patentable invention and (ii) asserting restricted, limited or government purpose rights in connection with the delivery of any data including without limitation software and source code.

(n)    The Company and each Company Subsidiary have complied in all material respects with all applicable industrial security obligations, including, without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M.

3.11    Liabilities. The Company has no accrued, contingent or other liabilities, obligations or commitments of any nature, either matured or unmatured, in each case whether or not required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities accrued or reserved against on the Company Balance Sheet or disclosed in the notes thereto; (b) (i) normal and recurring liabilities that have been incurred by the Company since the Company Balance Sheet Date in the ordinary course of business and consistent with past practices; or (ii) liabilities for performance of obligations under executory Company Contracts that have not resulted from any breach of Contract, breach of warranty, tort, infringement claim or violation of Law; (c) liabilities and obligations under this Agreement; and (d) liabilities and obligations that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

3.12    Compliance with Law.

(a)    Except as set forth in Part 3.12 of the Disclosure Schedule: (i) the Company and the Company Subsidiaries are, and at all times since December 31, 2013, have been, in compliance with all applicable Laws; and (ii) since December 31, 2013, neither the Company nor any Company Subsidiary has received any written notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Law, in each case, except for violations or failures to comply which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Each of the Company and the Company Subsidiaries is in compliance and has complied in the five (5) years preceding the Agreement Date with all applicable Trade Controls Laws, in each case, except for such non-compliance as would not, individually or in the aggregate, be reasonably expected to be material to the Company and the Company Subsidiaries, and none of the Company, any Company Subsidiary, any of their respective directors or officers nor, to the Company’s Knowledge, the employees or any other Person acting on behalf of the Company or any Company Subsidiary, is a Restricted Party, where dealings with such party would be prohibited or restricted under U.S. Law.

(c)    Each of the Company, the Company Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, the employees or other Persons acting on behalf of the Company or any Company Subsidiary in the five (5) years preceding the Agreement Date: (i) have been in compliance with the Anti-Bribery Laws; and (ii) have not received any written notice, inquiry, or internal or external allegation from a Governmental Body or any other Person or made any voluntary or involuntary disclosure to a Governmental Body that alleges that the Company or any Company Subsidiary or any manager, officer, director or any other Person acting on behalf of the Company or any Company Subsidiary is in violation of any Trade Controls Laws or Anti-Bribery Laws.

3.13    Governmental Authorizations. The Company and the Company Subsidiaries hold all Governmental Authorizations necessary to enable the Company and the Company Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to have such authorization would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect. Except as set forth in Part 3.13 of the Disclosure Schedule: (a) the Company and the Company Subsidiaries are, and at all times since December 31, 2014, have been, in compliance with the terms and requirements of such Governmental Authorizations; (b) to the Company’s Knowledge, no facts exist that are reasonably likely to give rise to the revocation of any security clearance held by the Company or any Company Subsidiary; and (c) since December 31, 2014, neither the Company nor any Company Subsidiary has received any notice or other communication from any Governmental Body regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, except in the case of clause (i) or (ii), for any violation, failure to comply, revocation, withdrawal, suspension, cancellation, termination or modification which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.14    Tax Matters.

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    Each of the Tax Returns required to be filed by or on behalf of the Company, any Company Subsidiary or any affiliated group (within the meaning of Section 1504 of the Code) or any combined, consolidated, unitary or other group of which the Company or any Company Subsidiary is a member (each, an “Affiliated Group”) on or before the Closing Date (the “Company Returns”): (i) has been or will be filed on or before the applicable due date (including any valid extensions of such due date); (ii) has been, or will be when filed, prepared in compliance with all applicable Laws; and (iii) has been and continues, or will be when filed and continue, to be true, correct and complete in all respects. All Taxes required to be paid by the Company, any Company Subsidiary or any Affiliated Group on or before the Closing Date have been or will be paid on or before the Closing Date.

(b)    The Company Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the Agreement Date in accordance with GAAP, except for liabilities for Taxes incurred since the Company Balance Sheet Date in the ordinary course of the operation of the business of the Company and the Company Subsidiaries.

(c)    No claim or Legal Proceeding is pending or, to the Company’s Knowledge, has been threatened against or with respect to the Company, any Company Subsidiary or any Affiliated Group in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company, any Company Subsidiary or any Affiliated Group with respect to any Tax. No extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested by the Company. There are no liens for Taxes upon any of the assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable and for which adequate provisions have been made in accordance with GAAP. Neither the Company nor any Company Subsidiary has been, and the Company and the Company Subsidiaries will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) (i) pursuant to Section 481, 108(i) or 263A of the Code or any comparable provision under state or foreign tax Laws, (ii) under the installment method, or any comparable provision under state or foreign tax Laws (iii) as a result of prepaid amounts received, (iv) as a result of any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code or any comparable provision under state or foreign tax Laws, as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. Except as set forth on Part 3.14(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has granted any power of attorney in respect of any Tax matter that will remain in effect after the Closing Date.

(d)    Since December 31, 2014, no written claim has been made by any Governmental Body in a jurisdiction where neither the Company nor any Company Subsidiary files a Tax Return that the Company or any Company Subsidiary is or may be subject to Tax by that jurisdiction.

(e)    Neither the Company nor any Company Subsidiary is a party to, bound by, or has any contractual obligation under any Tax allocation or sharing agreement (except for agreements entered into in the ordinary course of business the primary subject matter of which is not Taxes). Neither the Company nor any Company Subsidiary has any liability for any Tax of another Person (other than as a result of being a member of a consolidated, affiliated, or unitary tax group the parent of which is the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as transferee, successor, by contract or otherwise.

(f)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code. The Company is not, nor has it been, a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, and neither Parent nor Purchaser will be required to withhold any Tax on the purchase of the Company by reason of Section 1445 of the Code.

(g)    Neither the Company nor any Company Subsidiary has been a member of an Affiliated Group, other than the Affiliated Group of which the Company is the common parent.

(h)    The Company has disclosed on its federal income Tax Returns all positions that could reasonably give rise to an understatement penalty within the meaning of Section 6662 of the Code or any similar Law.

(i)    The Company has not participated, nor is it currently participating, in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or in a similar transaction under any corresponding or similar Law.

(j)    Except as set forth on Part 3.14(j) of the Disclosure Schedule, the Company and each Company Subsidiary have timely withheld and timely paid over to the appropriate Governmental Body all Taxes required to be withheld from any payments made or deemed made.

(k)    Except as set forth on Part 3.14(k) of the Disclosure Schedule, since the Company Balance Sheet Date to the date of this Agreement, there has not been, with respect to the Company or the Company Subsidiaries, a change in or adoption of any material method of Tax accounting; change or filing of any new material Tax election; filing of an amended Tax Return; settlement of any material Tax claim or assessment; written surrender of any right to claim a refund of Taxes; consent to (or request of) any extension or waiver of the limitation period applicable to any Tax claim or assessment; or other Tax filing or tax compliance action that may have a material impact on the Company’s or any of the Company Subsidiaries’ Tax assets or liabilities.

3.15    Employee and Labor Matters; Benefit Plans.

(a)    To the Company’s Knowledge, no Company Employee is in violation of, or is a party to or bound by any nondisclosure, noncompetition or other restrictive covenant agreement that may have a material effect on the business or operations of, or has resulted or could result in a material liability to, the Company or any Company Subsidiary.

(b)    Except for that certain Collective Bargaining Agreement, by and between the Company and International Association of Machinists and Aerospace Workers, Local 2531, effective as of January 1, 2016 (the “CBA”), neither the Company nor any Company Subsidiary is a party to nor bound by any collective bargaining agreement or bargaining relationship or other Contract with a labor organization representing any Company Employee, and there are no labor organizations representing, purporting to represent or, to the Company’s Knowledge, seeking to represent any Company Employee nor has there been since December 31, 2012. There is not pending nor since December 31, 2012 has there been, and, to the Company’s Knowledge threatened any strike, slowdown, work stoppage, lockout, job action, picketing or other material labor dispute against the Company or any Company Subsidiary.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability of the Company or any Company Subsidiary: (i) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation, and there is no representation petition pending, threatened, or to the Knowledge of the Company, anticipated with respect to any Company Employee; (ii) the Company and each Company Subsidiary is, and has been since December 31, 2014, in compliance in all material respects with the CBA and all applicable Laws respecting employment and employment practices, including without limitation all laws respecting terms and conditions of employment, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), occupational safety and health, and immigration (including the verification of I-9s for all employees and the proper confirmation of employee visas), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder and similar local Laws (collectively the “WARN Act”)); (iii) each individual who renders services to the Company or any Company Subsidiary who is classified by the Company or a Company Subsidiary as having the status of an independent contractor or other non-employee status for any purpose (including for Tax and Tax reporting purposes and under Company Employee Plans) is properly so characterized, and neither the Company nor any Company Subsidiary is under investigation or audit with respect to its treatment of service-providers as non-employees; and (iv) each of the Company and Company Subsidiaries has paid all wages, salaries, wage premiums, commissions, bonuses, expense reimbursements, severance, and other compensation that has come due and payable to its current and former employees.

(d)    Part 3.15(d) of the Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and Company Employee Agreement as of the Agreement Date.

(e)    The Company has set forth on Part 3.15(e) of the Disclosure Schedule, and made available to Parent accurate and complete copies of, each Company Employee Agreement and each material Company Employee Plan, including all amendments thereto and all related trust documents, and with respect to each Company Employee Plan: (i) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (ii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report and Certification of AFTAP, if any; and (v) the most recent determination letter from the IRS, if any.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any Company Subsidiary: (i) each Company Employee Plan and Company Employee Agreement has been established, funded, operated, and maintained in all material respects in accordance with its terms and applicable Laws; and (ii) with respect to each Company Employee Plan and Company Employee Agreement, the Company and the Company Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all Laws applicable to such Company Employee Plan or Company Employee Agreement. Each Company Employee Plan intended to qualify under Section 401(a) of the Code is, to the Company’s Knowledge, so qualified and has timely received a determination letter or is subject to an opinion letter from the IRS upon which it may rely regarding its qualified status, and, nothing has occurred, whether by action or failure to act, that caused or is reasonably expected to cause the loss of such qualification or the imposition of any material penalty or Tax liability.

(g)    Except as set forth in Part 3.15(g) of the Disclosure Schedule, none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates: (i) has in the past six (6) years maintained a Company Employee Plan that was ever subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) has in the past six (6) years been obligated to contribute to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of which are not under common control, within the meaning of Section 4063 of ERISA; (iii) has incurred any Withdrawal Liability that has not been satisfied in full; or (iv) sponsors, maintains or contributes to, or has any obligation to sponsor, maintain or contribute to, (A) any Company Employee Plan that is subject to the Laws of any jurisdiction outside of the United States, (B) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) or (C) a multiple employer plan (as described in Section 413(c) of the Code).    Except as set forth in Part 3.15(g) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has any current or contingent liability or obligation with respect to any plan that is or was subject to Title IV of ERISA or Section 412 of the Code, including any multiemployer plan as defined in Section 3(37) of ERISA.

(h)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or any Company Subsidiary, with respect to each Company Employee Plan that is subject to Title IV or Section 302 or 303 of ERISA or Section 412, 430 or 4971 of the Code: (i) the applicable minimum funding standards of Sections 412 and 430 of the Code and Sections 302 and 303 of ERISA, whether or not waived, are satisfied and the Company Employee Plan is not currently, and is not reasonably expected to be, in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) an election for funding relief has not been made under Section 430(c)(2)(D) of the Code or Section 303(c)(2)(D) of ERISA; (iii) there are no facts or circumstances, and no event has occurred, that would result or could result in an “installment acceleration amount” within the meaning of Section 430(c)(7)(C) of the Code or Section 303(c)(7)(C) of ERISA with respect to such Company Employee Plan; (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (v) neither the Company nor any of Company Subsidiary has engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA during the past six (6) years, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event; (vi) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (vii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary; and (viii) the PBGC has not instituted proceedings to terminate any such Company Employee Plan and, to the Company’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Employee Plan.

(i)    Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary, with respect to each Multiemployer Plan that the Company, any Company Subsidiary or any of their respective ERISA Affiliates has been obligated to contribute during the past six (6) years to: (i) there is not a failure to make any required contribution to a Multiemployer Plan by the Company, any Company Subsidiary or any of their respective ERISA Affiliates that has not been corrected; (ii) to the Company’s Knowledge, there has been no determination that the Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA; (iii) if the Company, any Company Subsidiary or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no Withdrawal Liability would be incurred; and (iv) none of the Company, any Company Subsidiary, or any of their respective ERISA Affiliates has received any notification, or has any reason to believe, that any such Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(j)    All material contributions required to be made to any Company Employee Plan or Company Employee Agreement by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan or Company Employee Agreement, for any period through the Closing Date have been timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, have been fully reflected on the Company Balance Sheet.

(k)    There are no pending or, to the Company’s Knowledge, threatened claims or Legal Proceedings (other than claims for benefits in the ordinary course) that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably give rise to a claim or Legal Proceeding, against or relating to the Company Employee Plans or Company Employee Agreements, any fiduciaries thereof with respect to their duties to the Company Employee Plans or the assets of any of the trusts under any of the Company Employee Plans that could reasonably be expected to result in any material liability of the Company or any Company Subsidiaries to the PBGC, the U.S. Department of Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Company Employee Plan, any participant in a Company Employee Plan or Company Employee Agreement, or any other party. To the Company’s Knowledge, there have been no prohibited transactions as determined under Section 4975 of the Code with respect to any Company Employee Plan or Company Employee Agreement. Except as set forth in Part 3.15(k) of the Disclosure Schedule, neither the Company nor any Company Subsidiaries have any obligation to provide any post-employment, post-termination or retiree medical or life insurance or other welfare-type benefits (except as required by Section 4980B of the Code or other similar state Law and for which the covered individual pays the full cost of coverage).

(l)    Except as set forth in Part 3.15(l) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Offer and the Merger will or would reasonably be expected to (either alone or in conjunction with any other event) constitute an event under any Company Employee Plan or Company Employee Agreement or otherwise that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or compensation or obligation to fund benefits with respect to any current or former employee, director, officer, consultant or service provider.

(m)    No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the execution of this Agreement or in connection with the consummation of the Merger (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible (in whole or in part) pursuant to Section 162(m) of the Code. Neither the Company nor any Company Subsidiaries have any obligation to gross-up, indemnify or reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

3.16    Real Property; Leasehold.

(a)    Except as set forth in Part 3.16(a) of the Disclosure Schedule, neither the Company nor any Company Subsidiary own any real property. The Company or a Company Subsidiary, as applicable, holds a good and marketable fee ownership interest in and to all Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. No Person (other than the Company or the Company Subsidiary, as applicable) has any right to use or occupy all or any portion of any Owned Real Property. Other than the right of Purchaser pursuant to this Agreement, there are no outstanding options to, rights of first offer or rights of first refusal to purchase such Owned Real Property. The Company has made available to Parent true, complete, and correct copies of the deeds and copies of all title insurance policies, opinions, abstracts, and surveys relating to the Owned Real Property.

(b)    Part 3.16(b) of the Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list, as of the Agreement Date, of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. The Company or a Company Subsidiary, as applicable, holds a valid and existing leasehold interest in and to all Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. The Company has made available to Parent true and complete copies of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). No Person (other than the Company or the Company Subsidiary that is a party to the applicable Lease) has any right to use or occupy all or any portion of any Leased Real Property. Neither the Company nor any Company Subsidiary has received any written notice from the counterparty to any Lease of an early termination or proposed termination thereof. The Company’s or the Company Subsidiary’s, as applicable, possession and quiet enjoyment of the Leased Real Property under any such Lease has not been disturbed, and to the Company’s Knowledge, there are no disputes with respect to any such Lease.

(c)    Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (i) the use and operation of the Real

Property in the conduct of the business of the Company does not violate any Law, covenant, condition, restriction, easement or permit, and (ii) there is no litigation or governmental or municipal proceeding (including, without limitation, any condemnation proceeding, zoning application or proceeding and/or Tax certiorari proceeding or dispute) commenced, pending or threatened against or by any of the Company, any Company Subsidiary or any landlord under any Lease with respect to the Real Property and/or the Leases.

3.17    Insurance. Part 3.17 of the Disclosure Schedule sets forth a correct and complete list, as of the Agreement Date, of all insurance policies under which the Company or any Company Subsidiary is an insured or otherwise the principal beneficiary of coverage (each a “Company Insurance Policy”). The Company Insurance Policies are: (a) sufficient for compliance with all applicable Laws and all Material Contracts; or (b) will not in any way be affected by, terminate or lapse by reason of the transactions contemplated by this Agreement. Each Company Insurance Policy is in full force and effect, and all premiums due thereon as of the Agreement Date have been paid in full. Neither the Company nor any Company Subsidiary has received any written notice of cancellation, modification or termination of any Company Insurance Policy, other than in connection with the ordinary course of business renewals of such Company Insurance Policies. The limits of the Company Insurance Policies have not been materially eroded, there are no gaps in historical limits, and the aggregate limits have not been exhausted by payment of claims. There is no material claim pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policy. To the Company’s Knowledge: (i) neither the Company nor any Company Subsidiary is in breach or default under any Company Insurance Policy; and (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any Company Insurance Policy, in the case of clauses (i) and (ii), other than any breach or default that, individually or in the aggregate, would not have and would not reasonably be expected to have a Company Material Adverse Effect.

3.18    Legal Proceedings. Except as set forth in Part 3.18 of the Disclosure Schedule, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding, against, involving or with respect to the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be likely to (a) be material to the Company and the Company Subsidiaries taken as a whole, or (b) prevent or materially impair or delay the performance of this Agreement by the Company and/or the consummation of the transaction contemplated hereby. Neither the Company nor any of the Company Subsidiaries is party or subject to or in default under any Order arising from any Legal Proceeding.

3.19    Environmental Matters.

(a)    the Company and the Company Subsidiaries are, and have since December 31, 2013 been, in compliance with all applicable Environmental Laws in all material respects, which compliance includes the possession and maintenance of, and compliance in all material respects with, all Environmental Permits required for the operation or ownership of the businesses or properties of the Company and the Company Subsidiaries;

(b)    there are no pending or, to the Company’s Knowledge, threatened, demands, Legal Proceedings, or information requests against the Company or the Company Subsidiaries or any property leased or occupied by the Company or the Company Subsidiaries, and neither the Company nor any Company Subsidiary has since December 31, 2013 received any written notice, alleging material non-compliance with, or material liability under, any Environmental Law or Environmental Permit or alleging injury to the environment, natural resources, or any Person (including wrongful death) or property (real or personal) in connection with Hazardous Substances;

(c)    neither the Company nor any Company Subsidiary (nor any Person whose liability the Company or any of its Subsidiaries has assumed, undertaken or become subject to) has manufactured, transported, treated, managed, handled, stored, Released, used or disposed of, or arranged for the disposal of, or exposed any Person to any Hazardous Substances, in each case in a manner that would give rise to a material liability (contingent or otherwise) under any Environmental Laws;

(d)    there has been no Release and there is no threatened Release at, in, on, under or migrating from (i) any real property currently owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary, or (ii) any facility that has received Hazardous Substances generated by the Company or any Company Subsidiary;

(e)    there are no Environmental Liens on any assets or real property owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary; and

(f)    the Company and the Company Subsidiaries have made available to Parent and Purchaser complete and true copies of all environmental reports, studies, investigations, regulatory compliance assessments, audits and correspondence in the Company’s or any Company Subsidiary’s possession or control with respect to the businesses of the Company and the Company Subsidiaries and real property currently owned, leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary.

3.20    Non-Contravention; Consents.

(a)    Neither the execution, delivery or performance of this Agreement nor the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(i)    contravene, conflict with or result in a violation of any of the provisions of the Company Charter Documents;

(ii)    contravene, conflict with or result in a violation of, or give any Governmental Body the right to (A) challenge the Offer or the Merger (except pursuant to the HSR Act or any applicable Antitrust Law) or (B) exercise any remedy or obtain any relief under any Law (other than the HSR Act or any applicable Antitrust Law ) or any Order to which the Company or any Company Subsidiary, or any portion of the assets owned or used by the Company or any Company Subsidiary, is subject, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or

(iii)    except as set forth on Part 3.20(a)(iii) of the Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract or Government Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Material Contract; (B) a rebate, chargeback or penalty under any Material Contract or Government Contract; (C) accelerate the maturity or performance of any Material Contract or Government Contract; or (D) cancel, terminate or modify any term of any Material Contract or Government Contract, except in each case where the contravention of, conflict with, or violation or breach of any such provision, or the giving to any Person of such rights, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Except as may be required by the Exchange Act, the DGCL and the HSR Act, and except for any filings, notices, or Consents set forth in Part 3.20(b) of the Disclosure Schedule, the Company is not required to make any filing with, give any notice to or obtain any Consent from any Person in connection with (i) the execution, delivery or performance of this Agreement; or (ii) the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, except in each case where the failure to make any filing, give any notice or obtain any Consent would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.21    Opinions of Financial Advisors.

(a)    The Company Board has received the opinion of Wells Fargo Securities, LLC, financial advisor to the Company, dated the date of the meeting of the Company Board at which this Agreement was approved by the Company Board, to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications, assumptions and other matters considered in connection with the preparation of such opinion, the Offer Price to be received by holders of shares of Company Common Stock other than Parent, Purchaser and their respective Affiliates in the Offer and the Merger pursuant to this Agreement was fair, from a financial point of view, to the holders of shares of Company Common Stock other than Parent, Purchaser and their respective Affiliates. A copy of such written opinion will be provided to Parent after the Agreement Date, for informational purposes only, promptly following receipt thereof by the Company.

(b)    The Company Board has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Offer Price is fair, from a financial point of view, to the holders of shares of Company Common Stock. A copy of such written opinion will be provided to Parent after the Agreement Date, for informational purposes only, promptly following receipt thereof by the Company.

3.22    Brokers. Except for Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s, opinion, success, transaction fee or other fee or commission in connection with the Offer and the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by the Company.

3.23    Customers and Suppliers. Part 3.23 of the Disclosure Schedule sets forth the names of: (a) the counterparties under the ten (10) most significant revenue-generating Material Contracts of the Company and the Company Subsidiaries, taken as a whole, based on dollar revenue during the twelve (12) month period ended December 31, 2016 (each such counterparty, a “Material Customer”); and (b) the ten (10) most significant suppliers of the Company and the Company Subsidiaries, taken as a whole, based on dollar sales volumes during the twelve (12) month period ended December 31, 2016 (each, a “Material Supplier”), and the amount of consideration paid to each Material Supplier for such period. Since the Company Balance Sheet Date, no Material Customer or Material Supplier has terminated or materially reduced or altered its business relationship with the Company or any Company Subsidiary or materially changed the terms on which it does business with the Company or any Company Subsidiary, or threatened that it intends to cancel, terminate, or otherwise materially reduce or materially alter its business relationship with the Company or any Company Subsidiary.

3.24    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or the Company Subsidiaries expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, at the time such documents are filed with the SEC, at any time such documents are amended or supplemented or at the time such documents are first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1    Valid Existence. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Purchaser is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, certificate of formation, articles of organization, bylaws, operating agreements or other constituent documents, as amended to date, of Parent and Purchaser.

4.2    Authority; Binding Nature of Agreement. Parent has all necessary limited liability company or similar power and authority to enter into and to perform its obligations under this Agreement and the execution, delivery and performance by Parent of this Agreement has been duly authorized by any necessary action on the part of Parent and its board of directors or managers, except for the adoption of this Agreement by Parent (immediately following the execution hereof) in its capacity as the sole stockholder of Purchaser. This Agreement constitutes the legal, valid and binding obligations of Parent, enforceable against it in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies. Purchaser has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by Purchaser of this Agreement has been duly authorized by any necessary action on the part of Purchaser and its board of directors. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies. Except as stated in the first sentence of this Section 4.2, no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger or any other transaction contemplated by this Agreement.

4.3    Non-Contravention; Required Filings and Consents.

(a)    Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the Offer, the Merger or any of the other transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation of any provision of the certificate of incorporation, articles of organization, bylaws or operating agreement of Parent or Purchaser; (ii) result in a violation by Parent or Purchaser of any Order to which Parent or Purchaser is subject; or (iii) conflict with or violate any Law applicable to Parent or its Subsidiaries or any property or asset of Parent or any of its Subsidiaries, except in each case for any violation that will not have a material adverse effect on the ability of Parent or Purchaser to consummate the Merger.

(b)    The execution and delivery of this Agreement by each of Parent and Purchaser does not, and the performance of this Agreement and the consummation by each of Parent and Purchaser of the Offer, the Merger or any of the other transactions contemplated by this Agreement shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body, except: (i) for applicable requirements of the Exchange Act (including without limitation the filing of the Offer Documents with the SEC), the Securities Act, and the filings required by the DGCL (including the filing of the Certificate of Merger); (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a material adverse effect; and (iii) filings required under any Antitrust Laws.

4.4    No Legal Proceedings Challenging the Merger. As of the Agreement Date, (a) there is no Legal Proceeding pending against Parent or Purchaser challenging the Offer, the Merger or any other transaction contemplated by this Agreement; and (b) to Parent’s knowledge, no Legal Proceeding has been threatened against Parent or Purchaser challenging the Offer, the Merger or any other transaction contemplated by this Agreement.

4.5    Activities of Purchaser. Purchaser was formed solely for the purpose of effecting the transactions contemplated by this Agreement. Purchaser has not and will not engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement.

4.6    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 shall, at the time such documents are filed with the SEC, at any time such documents are amended or supplemented or at the time such documents are first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.7    No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article 3, each of Parent and Purchaser hereby acknowledges and agrees that: (a) neither the Company nor any Company Subsidiary, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent, Purchaser or any of their respective Affiliates or Representatives or any other Person; and (b) it is not relying and has not relied on any such other representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied.

4.8    Financing.

(a)    Parent has delivered to the Company true and complete copies of the executed debt commitment letter, dated as of the Agreement Date, between KKR Credit Advisors (US) LLC (the “Lender”) and Purchaser, together with any related exhibits, schedules, annexes, supplements and term sheets and each fee letter (each, a “Fee Letter”) associated therewith (with pricing terms and any other terms not relating to conditionality or availability of the Debt Financing being redacted), in each case, regarding the terms and conditions of the financing to be provided thereby (collectively, the “Debt Commitment Letter”; the debt commitments under the Debt Commitment Letter, the “Debt Financing”), and the true, correct and complete copies of the executed equity financing commitment letter, dated as of the Agreement Date, among Guarantor and Parent (the “Equity Commitment Letter” and the equity commitments thereunder, the “Equity Financing”; the Debt Commitment Letter and Equity Commitment Letter together, the “Financing Letters”, and the Debt Financing and Equity Financing together, the “Financing”). Any reference in this Agreement to (i) “Debt Commitment Letter,” “Equity Commitment Letter” or “Financing Letters” will include such documents as amended or modified in compliance with the provisions of Section 5.12; and (ii) the “Debt Financing,” “Equity Financing” or “Financing” will include the financing contemplated by the Financing Letters as amended or modified in compliance with the provisions of Section 5.12.

(b)    On the Closing Date, assuming the accuracy of the representations and warranties of the Company in Article 3 and compliance by the Company with its obligations pursuant to Section 5.12 (to the extent necessary to satisfy the Financing Conditions), the aggregate amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms thereof (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), together with available cash on hand, will be sufficient to pay all amounts required to be paid by Parent or Purchaser hereunder and under the Financing Letters, including the (i) payment of the Offer Price in respect of each share of Company Common Stock validly tendered (and not validly withdrawn) and accepted for payment pursuant to the Offer in accordance with Section 1.1; (ii) payment of the aggregate Merger Consideration payable pursuant to Section 2.5 in accordance with the terms hereof; (iii) payment of all amounts to be paid pursuant to Section 2.6 in accordance with the terms hereof; (iv) consummation of the Refinancing (as defined in the Debt Commitment Letter); and (v) payment (including by offset against the proceeds of the Debt Financing) of all fees, expenses and other compensation payable by Purchaser on or prior to the Closing Date pursuant to paragraph 10 of Annex II to the Debt Commitment Letter.

(c)    As of the Agreement Date, the Financing Letters are in full force and effect and are the legal, valid and binding obligations of Parent, Purchaser and Guarantor (and, to the knowledge of Parent, the Lender), enforceable against Parent, Purchaser and Guarantor (and, to the knowledge of Parent, the Lender), as applicable, in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding at law or in equity). There are no conditions precedent related to the funding of the full net amount of the Financing (including any “flex” provisions) other than as expressly set forth in the Financing Letters.

(d)    As of the Agreement Date, (i) the Financing Letters have not been amended, modified, supplemented or waived in any respect, and (ii) the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect (nor has Guarantor or any Lender notified Parent or any of their respective Affiliates in writing of its intention to seek such a withdrawal, rescission or modification). Assuming the accuracy of the representations and warranties contained in Article 3, the compliance by the Company in all material respects with all of its covenants contained in this Agreement and the satisfaction of the Offer Conditions, in each case, to the extent necessary to satisfy the Financing Conditions, none of Parent or Purchaser or any of their Affiliates has any reason to believe that it will be unable to satisfy on a timely basis any of the Financing Conditions, or that the Financing in an amount sufficient to consummate the transactions contemplated hereby or by the Financing Letters will not be available to Parent and Purchaser at the time required to consummate the Offer and/or the Merger (as applicable). As of the Agreement Date, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach or a failure of any condition on the part of Parent, Purchaser or, to the knowledge of Parent, any of the other parties thereto that would result in any portion of the Financing to be unavailable or delayed. Parent and Purchaser have fully paid, or caused to be fully paid, any and all commitment or other fees that are due and payable on or prior to the Agreement Date pursuant to the terms of the Financing Letters and each Fee Letter.

(e)    Notwithstanding anything in this Agreement to the contrary, Parent understands and acknowledges and agrees that under the terms of this Agreement, Parent’s obligation to consummate the Offer or the Merger is not in any way contingent upon or otherwise subject to Parent’s consummation of the Financing or any other financing arrangements, Parent’s obtaining of the Financing or any other financing or the availability, grant, provision or extension of the Financing or any other financing to Parent.

4.9    Brokers. None of Parent, Purchaser or any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, except those to be borne by Parent, Purchaser or the Surviving Corporation, as applicable.

4.10    Interested Stockholder. None of Parent, Purchaser, any of Parent’s Subsidiaries or any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) is, or has been at any time during the period commencing three (3) years prior to the date that the Company Board approved this Agreement through the Agreement Date, an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL).

4.11    Guaranty. Concurrently with the execution of this Agreement, Guarantor has delivered to the Company the Guaranty. The Guaranty is in full force and effect and constitutes the valid and legally binding obligation of Guarantor, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guaranty.

4.12    Solvency. Assuming (a) the accuracy and completeness of the representations and warranties in Article 3, and (b) that the most recent financial statements included in an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and the Company Subsidiaries for the periods covered thereby, then immediately following the Acceptance Time and after giving effect to the consummation of the Offer, the Company and its Subsidiaries, taken as a whole, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or intend to incur debts, including contingent and other liabilities, beyond its ability to pay such debts as they become due.

ARTICLE 5

COVENANTS

5.1    Access and Investigation.

(a)    Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 7.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause its Representatives to: (A) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the respective Representatives of the Company and each of the Company Subsidiaries, and books, records, Tax Returns, material operating and financial reports, work papers and other documents and information and properties relating to the Company and the Company Subsidiaries; (B) provide Parent and Parent’s Representatives with copies of such books, records, Tax Returns, work papers and other documents and information relating to the Company and the Company Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and the Company Subsidiaries, as Parent may reasonably request; and (C) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of the Company and the Company Subsidiaries responsible for the Company’s financial statements and the internal controls of the Company to discuss such matters as Parent may reasonably deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto or otherwise in connection with the Offer and the Merger.

(b)    Information obtained by Parent or Purchaser pursuant to this Section 5.1 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 5.1 will require the Company or any Company Subsidiary to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality; (ii) result in a violation of applicable Law; or (iii) reasonably be expected to violate or result in a loss or impairment of any attorney-client privilege or work product privilege or similar legal protection. No information or knowledge obtained by Parent or Purchaser pursuant to this Section 5.1 shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement made by the Company set forth in this Agreement.

5.2    Operation of the Company’s Business.

(a)    Except: (i) as expressly contemplated, required or permitted by this Agreement; (ii) as required by applicable Law; (iii) as set forth in Part 5.2(a) of the Disclosure Schedule; or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall, and shall cause each Company Subsidiary, to conduct its business (A) in the ordinary course and in accordance with past practices and to the extent consistent therewith: (1) use commercially reasonable efforts to maintain its assets and properties and to preserve in all material respects its current relationships with customers, employees, suppliers and other Persons having material business dealings with the Company or any Company Subsidiary; (2) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; and (3) use commercially reasonable efforts to preserve the goodwill and ongoing operations of its business; and (B) in material compliance with all applicable Laws.

(b)    Without limiting the generality of Section 5.2(a) above, except: (i) as expressly contemplated, required or permitted by this Agreement; (ii) as required by applicable Law; (iii) as set forth in the applicable subsection of Part 5.2(b) of the Disclosure Schedule; or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not authorize any of the Company Subsidiaries to:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (whether in stock, property or otherwise); adjust, split, combine or reclassify any capital stock; or acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than pursuant to the Company’s right to acquire a Company RSA held by a Company Employee upon termination of such Company Employee’s employment;

(ii)    sell, issue, grant, deliver, pledge or otherwise encumber or subject to any Encumbrance or authorize the sale, issuance, grant, delivery, pledge or encumbrance of subjection to any Encumbrance of: (A) any capital stock or other security; (B) any Company Equity Award, option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exercisable or exchangeable for any capital stock or other security, except that: (1) the Company may issue shares of Company Common Stock pursuant to the exercise of Company Options under the Incentive Plan, in each case, to the extent such Company Options are outstanding on the Agreement Date; and (2) the Company may adopt a shareholder rights plan in response to an Acquisition Proposal and issue rights to Company stockholders in connection therewith; provided that any such shareholder rights plan shall not apply to the Offer, the Merger or the other transactions expressly contemplated by this Agreement;

(iii)    amend or otherwise modify any of the terms of any outstanding Company Equity Award, except as required by applicable Law or as contemplated by this Agreement;

(iv)    amend or modify any of the Company Charter Documents;

(v)    acquire any Equity Interest in or business of any Person or division thereof, or enter into any Contract with respect any such acquisition, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vi)    divest, sell or otherwise dispose of or make any pledge of any of its assets (other than sales of inventory or services in the ordinary course of business) or permit any of its assets to become subject to any Encumbrances, other than Permitted Encumbrances;

(vii)    incur or suffer to exist any Indebtedness except (x) for working capital borrowings incurred in the ordinary course of business or (y) as set forth on Part 5.2(b)(vii) of the Disclosure Schedule;

(viii)    establish, adopt, enter into, terminate or amend any (A) Company Employee Plan (including any plan, agreement or arrangement that would be a Company Employee Plan if in effect on the date hereof), (B) Company Employee Agreement in respect of any officer of the Company or any Company Subsidiary, or (C) any Company Employee Agreement (1) providing for a base salary amount of more than $150,000 per annum or (2) not terminable without notice and without liability to the Company or any Company Subsidiary;

(ix)    implement any employee layoffs that would implicate the WARN Act;

(x)    except as required by the current terms of any Company Employee Plan or Company Employee Agreement made available to Parent prior to the Agreement Date: (A) pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company Employees or independent contractors or any former directors, employees, officers or independent contractors; (B) grant or increase any severance or termination pay to any Company Employees or any former directors, employees, officers or independent contractors; (C) take any action to accelerate the vesting, payment or funding of compensation or benefits under a Company Employee Plan, a Company Employee Agreement or otherwise; or (D) hire or terminate (other than for “cause”) any Company Employee or independent contractor with annual compensation in excess of $150,000 (except that the Company may in the ordinary course of business consistent with past practice: (1) provide routine salary increases to Company Employees in connection with the Company’s customary employee review process; (2) make customary bonus and profit-sharing payments in accordance with the current terms of plans or arrangements existing on the Agreement Date and made available to Parent prior to the Agreement Date; (3) enter into Company Employee Agreements with newly hired Company Employees in the ordinary course of business that, individually or in the aggregate, will not otherwise result in a breach of this Section 5.2(b) or result in material liability to Parent or the Surviving Corporation following the Closing; and (4) amend the Company Employee Plans to the extent required by applicable Law);

(xi)    other than as required by GAAP or SEC rules and regulations, change any of its methods of accounting or accounting policies or practices in any material respect;

(xii)    enter into any Contract that: (A) purports to limit, curtail or restrict the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographic area; (B) contains a grant of exclusivity; or (C) contains “most favored nation” terms by the Company or any Company Subsidiary to any other Person, except in the ordinary course of business and consistent with past practice, in the case of each of clauses (A), (B), and (C) that impairs the conduct of the business of the Company as presently conducted in any material respect;

(xiii)    settle any threatened or pending Legal Proceeding against the Company other than those that: (A) do not involve the payment by the Company or any Company Subsidiary of monetary damages in excess of $50,000 in any individual instance, or $100,000 in the aggregate, plus applicable reserves and any applicable insurance coverage, and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of the Company or any Company Subsidiary; and (B) provide for a complete release of the Company and the Company Subsidiaries from all claims and do not provide for any admission of liability by the Company or any Company Subsidiary;

(xiv)    enter into any Affiliate Transaction;

(xv)    other than in the ordinary course of business consistent with past practice or as may be required by Law, (A) amend, extend, or modify any Material Contract, or (B) enter into any Material Contract;

(xvi)    sell, license, assign or abandon any material Company Owned IP or Company Registered IP, except for (A) licenses granted in the ordinary course of business; and (B) abandonment or other similar dispositions in the ordinary course of business;

(xvii)    assign or otherwise convey or transfer, or agree to assign or otherwise convey or transfer, to any Person any Government Contract or Government Bid, or any account receivable relating thereto, whether as a security interest or otherwise;

(xviii)    terminate, cancel or make any changes to the structure, limits or terms and conditions of the Company Insurance Policies, including allowing policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xix)    make, revoke or change any material Tax election, adopt or change any tax accounting method or period, file any material amended Tax Return, enter into any closing agreement or settlement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

(xx)    incur any capital expenditures or any obligations or liabilities in respect thereof, except capital expenditures that are (A) incurred in the ordinary course of business consistent with past practice and (B) not in excess of $150,000 in the aggregate (excluding non-cash capitalization of software costs); or

(xxi)    authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

5.3    Approval of the Merger. The Merger shall be effected under Section 251(h) of the DGCL and shall be effected by Parent, Purchaser and the Company as soon as practicable but in no event more than three (3) Business Days following the consummation of the Offer, without a stockholders meeting, pursuant to Section 251(h) of the DGCL.

5.4    No Solicitation by the Company; Other Offers.

(a)    Subject to Section 5.4(b), until the earlier of the Acceptance Time and the date on which this Agreement is terminated in accordance with its terms, the Company shall not, nor shall it authorize any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly through another Person, except as otherwise provided below: (i) solicit, initiate or take any action to knowingly encourage or knowingly induce or facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.4, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or furnish to any Person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding (other than a confidentiality agreement contemplated by Section 5.4(b)) with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Offer, the Merger and the other transactions contemplated by this Agreement; (iv) approve, endorse or recommend an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal; or (v) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company or any Company Subsidiary or their respective Representatives shall be deemed to be a breach of this Section 5.4(a) by the Company. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall not grant any waiver or release under any standstill provision or waive or otherwise modify the rights or obligations of any Person under any confidentiality agreement except as would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law. Promptly (but in any event within two (2) Business Days) after the Agreement Date, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b)    Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal which was made or renewed on or after the Agreement Date and not resulting from a breach of Section 5.4(a) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal, the Company may, upon a good faith determination by the Company Board (after receiving the advice of its outside legal counsel) that failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, subject to compliance with this Section 5.4 and after giving the required notice to Parent: (i) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives); provided, however, that the Company and such Person enter into a Qualifying Confidentiality Agreement; and provided further, that all material non-public information shall have been previously provided to Parent or is provided to Parent concurrently with its provision to such Person; and (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

(c)    The Company shall promptly advise Parent in writing, in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal described in Section 5.4(b) of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts and provide a copy of any such Acquisition Proposal, proposal or offer to Parent if such Acquisition Proposal, proposal or offer is in writing, and thereafter shall keep Parent reasonably informed of all material developments affecting the status and the material terms of, and the negotiations with respect to, any such Acquisition Proposal, proposal or offer.

(d)    Neither the Company Board nor any committee thereof shall: (1) fail to make the Company Board Recommendation to the Company’s stockholders; (2) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation; (3) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (4) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (1) through (4) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Company Board or a committee thereof may, at any time prior to the Acceptance Time, take any of the actions set forth in Sections 5.4(d)(i)-(iii) below; provided, however, that prior to taking any such action, the Company complies with Section 5.4(e):

(i)    effect a Change in Company Board Recommendation in response to an Acquisition Proposal if (A) the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law and (B) the Company Board concludes in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

(ii)    effect a Change in Company Board Recommendation if, in response to any material event, development, circumstance, occurrence or fact that (A) was not known to the Company Board on the Agreement Date (or if known, the magnitude or material consequences of which were not known and understood by the Company Board as of the Agreement Date) and (B) does not relate to the receipt, existence or terms of any Acquisition Proposal (each, an “Intervening Event”), the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; and

(iii)    terminate this Agreement pursuant to Section 7.1(i) and enter into a Company Acquisition Agreement only if the Company receives an Acquisition Proposal in compliance with this Section 5.4 that the Company Board concludes in good faith, after consultation with the Company’s financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into the Company Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(e)    Notwithstanding anything to the contrary set forth in Section 5.4(d), the Company shall not be entitled to: (i) make a Change in Company Board Recommendation pursuant to Sections 5.4(d)(i) or 5.4(d)(ii); or (ii) terminate this Agreement and enter into a Company Acquisition Agreement in accordance with Section 5.4(d)(iii), unless: (A) the Company shall have first provided prior written notice to Parent that it is prepared to (1) make a Change in Company Board Recommendation (a “Recommendation Change Notice”) or (2) terminate this Agreement pursuant to Section 7.1(i) in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall, if the basis for the proposed action by the Company Board is not related to a Superior Proposal, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal, contain the identity of the Person making such Superior Proposal, a description of the material terms and conditions of such Superior Proposal, including a copy of the Company Acquisition Agreement and any attachments thereto in the form to be entered into (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation); (B) Parent does not make, within four (4) Business Days after the receipt of such notice (as extended in accordance with this Section 5.4(e), the “Notice Period”), a proposal that would, in the good faith judgment of the Company Board (after consultation with outside legal counsel and, in the case of a Superior Proposal, the Company’s financial advisor and outside legal counsel), cause such Intervening Event to no longer form the basis for the Company Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be; and (C) prior to effecting such Change in Company Board Recommendation, the Company complies with this Section 5.4(e). During the Notice Period, the Company shall keep Parent reasonably informed of the status and material details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than one (1) Business Day after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any Company Subsidiary that describes the terms or conditions of such Acquisition Proposal. The Company shall, and shall cause its financial and legal advisors to, during the Notice Period, permit Parent to make proposals to the Company Board regarding amendments to the terms and conditions of this Agreement, and negotiate in good faith with Parent with respect thereto, so that such Acquisition Proposal ceases to constitute a Superior Proposal or the Intervening Event no longer forms the basis for the Company Board to effect a Change in Company Board Recommendation, if Parent, in its discretion, proposes to make such amendments (it being understood and agreed that there may be multiple extensions of the Notice Period). Any material changes with respect to such Intervening Event, or changes to the financial terms of or other material changes to such Superior Proposal, as the case may be, occurring prior to the Company effecting a Change in Company Board Recommendation or terminating this Agreement pursuant to Section 7.1(i) shall require the Company to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new three (3) Business Day period.

(f)    Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from: (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure with regard to an Acquisition Proposal to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that this Section 5.4(f) shall not affect the obligations of the Company and the Company Board and the rights of Parent and Purchaser under Section 5.4(d) and Section 5.4(e), to the extent applicable to such disclosure (it being understood that a mere “stop, look and listen” letter or similar communication made in compliance with Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in Company Board Recommendation).

5.5    Reasonable Best Efforts.

(a)    Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable (and in any event within ten (10) Business Days) after the Agreement Date: (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Offer and the Merger; and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under other applicable Antitrust Laws relating to the Offer and the Merger. Subject to Sections 5.5(b), 5.5(c) and 5.5(d) and upon the terms and conditions set forth herein, each party shall use its reasonable best efforts to: (A) respond to or otherwise resolve as promptly as practicable any requests for additional information made by the U.S. Department of Justice or any other Governmental Body; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Body; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel; and (D) take, or cause to be taken, all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any foreign Antitrust Law. In connection with the foregoing: (1) whenever possible, each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Body with respect to the Merger, subject to advice of such party’s antitrust counsel; (2) where reasonably practical, none of the parties hereto shall independently participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Body in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, the opportunity to attend and/or participate; (3) if one party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending any meetings, conferences or conversations, the attending party shall keep the other reasonably apprised with respect thereto; and (4) the parties hereto shall, to the extent practicable, consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Antitrust Law.

(b)    Without limiting the foregoing, but subject to the provisions of Section 5.5(c), the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any Restraint; and (ii) to eliminate every impediment under any Antitrust Law that may be asserted by any Governmental Body so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Outside Date).

(c)    Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Purchaser and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Offer and the Merger.

(d)    Upon the terms and subject to the conditions set forth in this Agreement, Parent shall take all action necessary or required to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Offer (including payment for shares of Company Common Stock accepted for payment) and the Merger upon the terms and subject to the conditions set forth in this Agreement.

(e)    Notwithstanding anything to the contrary in this Agreement, all obligations of the Company, Parent and Purchaser to obtain the Financing shall be governed exclusively by Section 5.12, and not this Section 5.5.

5.6    Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted in accordance with Section 5.4, Parent and the Company shall thereafter consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offer and the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance.

5.7    Director and Officer Liability.

(a)    For a period of six (6) years after the Closing Date, Parent shall, and shall cause the Company, the Surviving Corporation or any of their respective Subsidiaries, as the case may be, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and each Company Subsidiary (in all of their capacities) (each, an “Indemnified Person”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the Agreement Date by the Company or any Company Subsidiary pursuant to the applicable Company Charter Documents and the indemnification agreements in existence on the Agreement Date with any directors or officers of the Company or any Company Subsidiary; and (ii) include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the Closing Date, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the applicable Company Charter Documents; provided that the provisions of this clause (ii) shall be deemed to have been satisfied by the Company purchasing a “tail” policy prior to the Effective Time pursuant to Section 5.7(b). If the Company or the Surviving Corporation, as the case may be, or any of their respective successors or assigns: (A) shall consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall assume in writing all of the obligations set forth in this Section 5.7.

(b)    The Company shall, prior to the Expiration Time, purchase a six (6) year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the Indemnified Persons, or other Persons entitled to the benefit of this Section 5.7, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger; provided, however, that in no event shall the Company expend, in the aggregate for all six (6) years, in excess of 300% of the annual premium currently paid by the Company for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)    Parent shall cause the Company, the Surviving Corporation or any of their respective Subsidiaries, as the case may be, to assume, honor and fulfill all obligations of the Company or any Company Subsidiary pursuant to any written indemnification agreements with the Indemnified Persons.

(d) Except as required by applicable Law, the obligations set forth in this Section 5.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the “tail” policy referred to in Section 5.7(b)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the “tail” policy referred to in Section 5.7(b). Each of the Indemnified Persons or other persons who are beneficiaries under the “tail” policy referred to in Section 5.7(b) (and, if and to the extent applicable, their heirs and representatives) are intended to be third party beneficiaries of this Section 5.7, with full rights of enforcement as if a party hereto. The rights of the Indemnified Persons (and, if and to the extent applicable, their heirs and representatives) under this Section 5.7 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents of the Company or any Company Subsidiary, any and all indemnification agreements of or entered into by the Company or any Company Subsidiary, or applicable Law (whether at law or in equity), and, with respect to any action or proceeding commenced within six (6) years after the Closing Date, shall continue until the final disposition of such action or proceeding.

5.8    Notification of Certain Events.

(a)    Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:

(i)    upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Offer or the Merger, or the remedies available to the parties hereto, and provided further, that any unintentional failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 2(c) of Annex A or Section 7.1(f) or Section 7.1(h), as applicable;

(ii)    to the extent the Company has Knowledge of such notice or communication or Parent has knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the consent of such Person is required in connection with the Offer or the Merger;

(iii)    of any written communication from any Governmental Body related to the Offer or the Merger; and

(iv)    of any proceedings commenced and served upon it or any of its Subsidiaries, or to the Company’s Knowledge or Parent’s knowledge, threatened in writing against it or any of its Subsidiaries, that, if pending on the Agreement Date, would have been required to be disclosed pursuant to any Section of this Agreement.

(b)    On or prior to the Closing Date, the Company shall deliver to Parent an accurate and complete list, by termination date and work location, of each employee terminated by the Company within the ninety (90) days immediately preceding the Closing Date.

5.9    Stockholder Litigation. Prior to the earlier of the Effective Time or the date of termination of this Agreement pursuant to Section 7.1 the Company shall promptly advise Parent in writing of any stockholder or derivative suit, action, litigation or claim against the Company or its directors relating to this Agreement, the Offer or the Merger and shall keep Parent reasonably informed regarding any such stockholder litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such stockholder litigation, and shall not agree to or offer any settlement without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or negotiation or settlement of any litigation contemplated by this Section 5.9.

5.10    Rule 16b-3. Parent, Purchaser and the Company shall take all such steps as may be required to cause the transactions contemplated by Article 2, and any other dispositions of equity securities of the Company by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11    Employee Matters.

(a)    For purposes of this Section 5.11, (i) the term “Covered Employees” shall mean employees who are employed by the Company or any Company Subsidiary at the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b)    Compensation. During the Continuation Period (or until the termination of the relevant employee, if sooner), Parent shall, or shall cause its Subsidiaries to, provide the Covered Employees with compensation (such term to include salary, bonus opportunities, commissions, and other compensation other than any equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements) and employee benefits (excluding defined benefit pension benefits, nonqualified or deferred compensation benefits, equity-based benefits and retiree benefits except to the extent provided for in any Company Employee Plan existing as of (and made available to Parent prior to) the Agreement Date) that are in the aggregate, no less favorable than the compensation and benefits (excluding equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements, defined benefit pension benefits, nonqualified or deferred compensation benefits, equity-based benefits and retiree benefits) being provided to Covered Employees immediately prior to the Effective Time; provided, however, that Parent’s obligations under this Section 5.11 shall be subject to such modifications as are necessary to comply with applicable Law of the foreign countries and their political subdivisions, and the CBA.

(c)    Crediting of Payments. In the event any Covered Employee first becomes eligible following the Effective Time and in the plan year in which the Effective Time occurs to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries that is not a Company Employee Plan in effect at the Effective Time (a “Parent Employee Benefit Plan”), Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the analogous Company Employee Plan that the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) use commercially reasonable efforts to provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan providing medical, dental or vision benefits during the calendar year in which the Effective Time occurs in which such amount was paid, to the same extent such credit was given under the analogous Company Employee Plan that the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(d)    Service Crediting. As of the Effective Time and thereafter, Parent shall recognize, or shall cause the Surviving Corporation and their respective Subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to the Company or the Company Subsidiaries (or any predecessor Entities of the Company or any Company Subsidiary) for vesting, benefit accruals and eligibility purposes under any employee benefit plans to the same extent such service is credited under a comparable Company Employee Plan (other than any equity-based plan) for the same purpose. In no event shall anything contained in this Section 5.11(d) result in any duplication of benefits or compensation for the same period of service.

(e)    Nothing in this Section 5.11, express or implied, shall be construed to limit the right of Parent, any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation or any of its Subsidiaries) or any of their respective Affiliates to amend, modify or terminate any Company Employee Plan, Company Employee Agreement, Parent Employee Benefit Plan or other benefit or compensation plan, policy, program, Contract, agreement or arrangement, nor shall anything in this Section 5.11, express or implied, be construed to require Parent, any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation or any of its Subsidiaries) or any of their respective Affiliates to retain the employment of any particular Covered Employee or service of any Person for any fixed period of time, or be construed to confer on any Person any right to employment or service or any particular term or condition of employment or service, following the Effective Time. The provisions of this Section 5.11 are for the sole benefit of the parties hereto and nothing herein, expressed or implied, is intended or shall be construed to: (i) constitute an establishment of or an amendment of any Company Employee Plan, Company Employee Agreement, any Parent Employee Benefit Plan (or an undertaking to amend any such plan) or any other benefit or compensation plan, policy, program, Contract, agreement or arrangement; (ii) interfere with or restrict in any way the rights of Parent, any of its Subsidiaries, the Surviving Corporation, any of its Subsidiaries or any of their respective Affiliates to, following the Effective Time, discharge or terminate the services of any employee (including any Covered Employee), officer, director consultant or service provider of the Surviving Corporation, any of its Subsidiaries or any of their respective Affiliates at any time for any reason or no reason whatsoever, with or without cause; or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, officers, directors, or independent contractors of the Company and the Company Subsidiaries (or any of their beneficiaries)), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies whatsoever (including any third-party beneficiary rights) (with respect to the matters provided for in this Section 5.11 or otherwise) under or by reason of this Section  5.11.

5.12    Financing.

(a)    No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement, each of Parent and Purchaser will not permit any assignment of, any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to the Financing Letters if such assignment, amendment, modification or waiver would, or would be reasonably expected to: (i) reduce the aggregate amount of the Debt Financing, including by changing the amount of fees to be paid or original issue discount of the Debt Financings (unless the Equity Financing is increased by a corresponding amount or Alternate Debt Financing that complies with Section 5.12(b) has been made available in a corresponding amount); (ii)(A) impose new or additional conditions to the Financing, (B) expand any of the conditions to the receipt of the Financing or (C) otherwise amend or modify any of the conditions to the receipt of the Financing in a manner (with respect to this clause (C) that would (1) materially delay or prevent the Closing or (2) make the funding of the Financing (or satisfaction of the Financing Conditions) less likely to occur); (iii) adversely impact in any material respect the ability of the Company (as a third party beneficiary of the Equity Commitment Letter), Parent or Purchaser to enforce its respective rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; or (iv) prevent or materially delay the consummation of the Financing or the consummation of the Offer or the Merger.

(b)    Debt Financing and Alternate Debt Financing. Each of Parent and Purchaser shall use (or cause to be used) its reasonable best efforts to arrange the Debt Financing and timely consummate the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” provisions related thereto), including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) comply with its obligations under the Debt Commitment Letter; (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter or as such terms, but not conditions, may otherwise be agreed (including any “market flex” provisions related thereto); (iv) satisfy on a timely basis all conditions to the Debt Financing that are applicable to, and within the control of, Parent, Purchaser and their respective Subsidiaries in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter; and (v) consummate the Debt Financing at or prior to the Acceptance Time. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement and as a result of which alternative financing sources are not otherwise then available) and such portion is required to fund the payments required to be made by the Parent or the Purchaser hereunder, each of Parent and Purchaser shall use its respective reasonable best efforts to, as promptly as practicable following the occurrence of such event: (A) obtain alternative debt financing (the “Alternate Debt Financing”) from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and Purchaser than those set forth in the Debt Commitment Letter and in an amount sufficient, when added to the portion of the Financing that is still available and available cash on hand, to consummate the transactions contemplated by this Agreement and (B) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which New Debt Commitment Letter will replace the existing Debt Commitment Letter in whole or in part; provided, however, that such Alternate Debt Financing (including any commitments therefor) shall not have any terms and conditions that (1) taken as a whole, are materially less favorable than those in the existing Debt Commitment Letter and (2) would reasonably be expected to prevent or materially delay the Offer, the Merger and the other transactions contemplated hereby. Parent shall promptly (and no later than two (2) Business Days after receipt thereof) provide the Company with a true and complete copy of any New Debt Commitment Letter, together with any related exhibits, schedules, supplements and term sheets

(and a true and complete copy of any fee letter in connection therewith, with pricing terms and any other terms not relating to conditionality or availability of the Debt Financing being redacted). In the event that Parent or Purchaser obtains Alternate Debt Financing, any reference in this Agreement to the “Financing Letters,” the “Debt Commitment Letter,” the “Debt Financing” or the “Financing” (and other like terms in this Agreement) will be deemed modified to refer to such Alternate Debt Financing.

(c)    Information. Parent and Purchaser shall: (i) keep the Company reasonably informed as to the status of its efforts to arrange the Financing or any applicable Alternate Debt Financing; and (ii) promptly (and no later than two (2) Business Days) provide the Company with copies of all executed amendments, modifications or replacements of Debt Commitment Letters (it being understood that any amendments, modifications or replacements shall only be as permitted herein) related to the Financing. Without limiting the generality of the foregoing Parent and Purchaser shall promptly (and no later than two (2) Business Days) notify the Company: (A) of any written repudiation or termination or material breach or default by any party to the Financing Letters of which Parent, Purchaser or their Affiliates become aware; (B) of the receipt by Parent of any purported repudiation or termination of the Financing Letters; or (C) if for any reason either Parent or Purchaser in good faith no longer believes that one of Parent or Purchaser will be able to obtain all or any portion of the Financing. Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical after the date that the Company delivers a written request therefor to Parent.

(d)    No Financing Condition. Notwithstanding anything in this Agreement to the contrary, each of Parent and Purchaser understands and acknowledges and agrees that under the terms of this Agreement, Parent’s and Purchaser’s obligation to consummate the Offer and the Merger is not in any way contingent upon or otherwise subject to Parent’s and Purchaser’s consummation of the Financing or any other financing arrangements, Parent’s and Purchaser’s obtaining of the Financing or any other financing or the availability, grant, provision or extension of the Financing or any other financing to Parent and Purchaser.

(e)    Financing Cooperation.

(i)    Prior to the Closing, the Company will use reasonable best efforts, and will cause each of the Company Subsidiaries and its and their respective Representatives, to use reasonable best efforts, to provide Parent, at Parent’s sole expense, with all cooperation reasonably requested by Parent to assist it in the arrangement, syndication and consummation of the Debt Financing. Such assistance shall include (as applicable, subject to customary confidentiality arrangements):

(A)    participation by the senior management team of the Company in the marketing activities undertaken in connection with the marketing of the Debt Financing, including the preparation of customary marketing and syndication documents and materials (all such documents and materials, collectively, the “Financing Documents”);

(B)    preparing and furnishing to Parent and the Financing Sources as promptly as practicable all available pertinent financial information (including financial estimates, budgets, forecasts and other forward-looking information) and disclosures relating to the Company as may be reasonably requested by Parent to assist in preparation of the Financing Documents, including providing customary authorization letters and confirmations;

(C)    designating appropriate members of senior management of the Company to participate in a reasonable number of lender and investor presentations (including a customary bank meeting with the Financing Sources acting as lead arrangers or agents for, and material prospective Financing Sources for, the Debt Financing) and sessions with ratings agencies in connection with the Financing, and due diligence sessions;

(D)     participation by senior management of the Company in the negotiation of, and assisting Parent in connection with the preparation of, and executing and delivering, definitive financing documents, including any pledge and security documents, guarantee and collateral documents and other certificates and documents as may be reasonably requested by Parent or the Lender, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(E)    furnishing Parent and the Lender, as promptly as practicable (but in any event, with respect to financial statements required to be filed with the Company’s Form 10-Q or Form 10-K, as applicable, by no later than the filing deadline required therefor under the Exchange Act), with the Required Information and all other financial information (including executive level financial analyses for the Company and the Company Subsidiaries, on a consolidated basis, with respect to each calendar month ended during the Interim Period), business and other financial data, audit reports and other information regarding the Company and the Company Subsidiaries of the type and for the time periods that would be required for syndication of Debt Financing (provided that Parent shall be solely responsible for the preparation of pro forma financial statements and such pro forma financial statements shall reflect the Surviving Corporation and/or its Subsidiaries as the obligor);

(F)    delivering notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge with respect to the Indebtedness required by the Debt Commitment Letter to be terminated, in each case, reasonably satisfactory to Parent, and giving any other necessary notices and otherwise cooperating in the prepayment in full and termination in full of any such Indebtedness and the termination in full of all guaranties and security interests in connection therewith;

(G)    consenting to the use of all logos of the Company and the Company Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the transactions contemplated hereby; and

(H)    furnishing Parent and the Lender with all documentation and other information related solely to the Company and Company Subsidiaries required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations.

(ii)    Notwithstanding the provisions of Section 5.12(e)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of the Company Subsidiaries to: (A) waive or amend any terms of this Agreement or agree to pay any commitment or other fees or bear or reimburse any expenses or make any payment to obtain consent or to incur any liability with respect to or cause or permit any Encumbrance to be placed on any of its assets prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (B) enter into any definitive agreement before the occurrence of the Closing; (C) give any indemnities the effectiveness of which is not conditioned on the occurrence of the Closing; (D) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would violate confidentiality obligations owing to third parties; or (E) take any action that will conflict with or violate the Company Charter Documents or any applicable Laws or would result in a violation or breach of, or default under, any Company Contract. In addition, (1) no action, liability or obligation of the Company, any Company Subsidiary or any of their respective directors, officers, employees, agents and other Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than the authorization and representation letters referred to above) will be effective until the Effective Time, and neither the Company nor any Company Subsidiary will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt Financing) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (2) any customary bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting Parent or its Subsidiaries as the obligor. Nothing in this Agreement will require: (x) any directors, officers, employees, agents and other Representatives of the Company or any Company Subsidiary to deliver any certificate or opinion or take any other action pursuant to Section 5.12(e)(i) or any other provision of this Agreement prior to the Effective Time or that could reasonably be expected to result in personal liability to such director, officer, employee, agent or other representative; or (y) the members of the Company Board to approve any financing or Contracts related thereto prior to the Effective Time. Except for the representations and warranties of the Company set forth in Article 3 of this Agreement, the Company shall not have any liability to Parent in respect of any financial statements or other information provided pursuant to this Section 5.12.

(f)    Confidentiality. All non-public or other confidential information provided by the Company or any of its directors, officers, employees, agents and other Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company.

(g)    Company Reimbursement and Indemnification.

(i)    Whether or not the Closing occurs, upon request by the Company, Parent shall promptly reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including legal and accounting fees and expenses) incurred by the Company and/or any of the Company Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.12(e).

(ii)    Parent shall indemnify and hold harmless the Company and the Company Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts (collectively, “Losses”) paid in settlement suffered or incurred by any of them in connection with the Debt Financing, including providing the support and cooperation contemplated by Section 5.12(e) and any information utilized in connection therewith, except to the extent resulting from, or by reason of information provided by or at the direction of the Company, any Company Subsidiary or their respective Representatives, or to the extent that such Losses and other costs, expenses, interest, awards, judgments and penalties, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith or gross negligence of the Company, any of the Company Subsidiaries or their respective Representatives.

(h)    Waiver. Notwithstanding anything in this Agreement to the contrary, except as provided in the Equity Commitment Letter and the Guaranty, no Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the Offer or the Merger. In no event shall the Company or any of its Affiliates (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (B) except as provided in the Equity Commitment Letter, seek to enforce the commitments against, make any claims for breach of the commitments contained in the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Financing or the obligations of the Financing Sources thereunder. Nothing in this Section 5.12(h) shall in any way limit or qualify the rights, obligations and liabilities (A) of the parties to the Debt Commitment Letter under the Debt Commitment Letter, (B) of the parties to the Equity Commitment Letter or the Company as a third party beneficiary, in each case, under the Equity Commitment Letter or (C) of the parties to the Guaranty under the Guaranty.

5.13    Confidentiality. The parties acknowledge that H.I.G. Middle Market, LLC, an Affiliate of Parent, and the Company have previously executed a confidentiality agreement, dated as of April 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

5.14    Takeover Laws. In the event that any “fair price,” “moratorium,” “control share acquisition” or other state anti-takeover or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement, the Company, Parent and Purchaser shall use their respective reasonable best efforts to, and the Company and the Company Board shall grant such approvals and take such actions within their control as are reasonably necessary to, ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated by this Agreement.

5.15    Stock Exchange Delisting. Prior to the Closing, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions reasonably required, proper or advisable to cause the Class A Company Common Stock to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time.

5.16    Director Resignations. Except as otherwise requested by Parent, prior to the Closing Date, the Company shall use its reasonable best efforts to cause to be delivered to Parent executed resignations, effective immediately after the Closing, of the directors of the Company and each of the Company Subsidiaries in office immediately prior to the Effective Time.

5.17    Rule 14d-10(d) Matters. Prior to the Acceptance Time and to the extent permitted by applicable Law, the Company (acting through the Company Board, compensation committee or its “independent directors” as defined by Nasdaq listing rules to the extent required) will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or its Subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

5.18    Registered Intellectual Property. Prior to Closing, at Parent’s reasonable request, the Company shall use its commercially reasonable effort to, with respect to Company Registered IP that is recorded in the United States Patent and Trademark Office, United States Copyright Office or other equivalent office anywhere in the world or with a domain name registrar as being owned by an incorrect entity, file any necessary documents and take any necessary actions to update such record to list the current legal owner of such Company Registered IP.

5.19    Parent Vote. Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Purchaser, shall execute and deliver to Purchaser and the Company a written consent adopting this Agreement in accordance with the DGCL.

ARTICLE 6

CONDITIONS TO MERGER

6.1    Conditions to Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Closing of the following conditions:

(a)    No Restraints. No Order, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) (collectively, “Restraints”) or Law, in each case, enacted, promulgated, issued or entered by any Governmental Body of competent jurisdiction in the United States shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.

(b)    Offer. Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for purchase all of the shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE 7

TERMINATION

7.1    Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned prior to the Acceptance Time:

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, upon written notice to the other party, if the Acceptance Time shall not have occurred on or prior to 5:00 P.M., New York City time, on September 30, 2017 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure of the Acceptance Time to occur by the Outside Date was proximately caused by a breach or inaccuracy of any of such party’s representations, warranties, covenants, obligations or agreements hereunder such that the other party has the right to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(h), as applicable;

(c)    by either Parent or the Company, upon written notice to the other party, if the Offer is terminated or withdrawn pursuant to the terms of this Agreement without any shares of Company Common Stock being purchased thereunder; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the failure of the shares of Company Common Stock to be purchased was proximately caused by a breach or inaccuracy of any of such party’s representations, warranties, covenants, obligations or agreements hereunder such that the other party has the right to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(h), as applicable;

(d)    by either Parent or the Company, upon written notice to the other party, if any Governmental Body of competent jurisdiction in the United States shall have: (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States; or (ii) issued or granted any Restraint that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the

Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States; provided, however, a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the issuance of such final, non-appealable Restraint is proximately caused by the failure of such party to perform in any material respect its obligations under this Agreement such that the other party has the right to terminate this Agreement pursuant to Section 7.1(f) or Section 7.1(h), as applicable;

(e)    by Parent at any time prior to the Acceptance Time if a Triggering Event shall have occurred;

(f)    by Parent, upon written notice to the Company, if: (i) there shall have been (A) a material breach of or material failure to perform any covenant or agreement on the part of the Company set forth in this Agreement which breach or failure to perform would give rise to the failure of a condition set forth in Section 2(c) of Annex A, or (B) a breach of any representation or warranty of the Company which breach would give rise to the failure of a condition set forth in Section 2(b) of Annex A; and (ii) such breach or failure to perform is incapable of being cured by the Company by the Outside Date or, if capable of being cured, shall not have been cured by the Company by the earlier of (x) thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent and (y) the Outside Date;

(g)    by the Company, upon written notice to Parent, if: (i) Purchaser fails to commence the Offer in violation of Section 1.1 hereof for more than two (2) Business Days following the time required for commencement therein in Section 1.1 hereof; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g)(i) if the Company is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements hereunder in any manner that would impede or frustrate the ability of Parent or Purchaser to comply with its obligations under Section 1.1 hereof; or (ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of this Agreement;

(h)    by the Company, upon written notice to Parent, if: (i) there shall have been a material breach of or material failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in this Agreement; or (ii) any representation or warranty of Parent and Purchaser set forth in Article 4 shall have been inaccurate when made or shall have become inaccurate, that would, in either case, have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer and the Merger, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the Outside Date;

(i)    by the Company, upon written notice to Parent, if the Company Board determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal and shall concurrently with such termination enter into the Company Acquisition Agreement and pay to Parent the Company Termination Fee;

(j)    by the Company, upon written notice to Parent, if: (i) the conditions set forth in Annex A have been satisfied or waived at the Expiration Time (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied); (ii) the full proceeds to be provided to Parent and

Purchaser by the Debt Financing or any Alternate Debt Financing are not available to Parent or Purchaser on the terms of the applicable Debt Commitment Letter to consummate the Offer when required in accordance with Section 1.1(d); (iii) the Company has given notice in writing representing that it is ready, willing and able to complete the Closing; and (iv) Purchaser shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within three (3) Business Days following the Expiration Time, as required by Section 1.1(d); provided that, notwithstanding anything in Section 7.1(b) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.1(b) during any such three (3) Business Day period; or

(k)    by the Company, at any time prior to the Acceptance Time if Parent shall have delivered one or more Financing Extension Notices to the Company pursuant to Section 1.1(c).

7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 1.2(b) (only with respect to the last sentence thereof), Section 5.1(b), Section 5.13 (together with the Confidentiality Agreement), the Guaranty, this Section 7.2, Section 7.3, and Article 8 (other than Section 8.8) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from liability or damages arising out of its willful breach (as defined below) of this Agreement prior to such termination. For purposes of this Agreement, “willful breach” shall mean a material breach that is a consequence of an act, or failure to act, undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a breach of this Agreement.

7.3    Expense Reimbursement; Termination Fees.

(a)    Expense Reimbursement. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or by Parent pursuant to Section 7.1(f) and provided that, solely with respect to Section 7.1(b), as of such termination (i) the Minimum Condition has not been satisfied, but all other conditions set forth in Annex A and Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Offer Closing or the Merger Closing, provided that such conditions are reasonably capable of being satisfied), and (ii) Purchaser has continuously extended the Offer pursuant to Section 1.1(c) up to and until the Outside Date, then the Company shall reimburse Parent $3,000,000 in respect of expenses incurred by Parent, Purchaser and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby (the “Parent Expense Reimbursement”), without need for supporting documentation. In the event that this Agreement is terminated by the Company pursuant to Section 7.1(h), then Parent shall reimburse the Company $3,000,000 in respect of expenses incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby (the “Company Expense Reimbursement”), without need for supporting documentation. Notwithstanding the foregoing, the payment by the Company of any Parent Expense Reimbursement pursuant to this Section 7.3(a) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to

Section 7.3(b) except to the extent indicated in Section 7.3(b) and the payment by Parent of any Company Expense Reimbursement pursuant to this Section 7.3(a) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c) except to the extent indicated in Section 7.3(c). Any Parent Expense Reimbursement or Company Expense Reimbursement payment shall be made by wire transfer of same day funds to an account designated by Parent or the Company, as applicable, within two Business Days of such termination; it being understood that in no event shall the Company be required to pay the Parent Expense Reimbursement or Parent be required to pay the Company Expense Reimbursement, as applicable, on more than one occasion.

(b)    Company Termination Fee.

(i)    In the event that this Agreement is validly terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(i), then the Company shall pay to Parent the Company Termination Fee less the amount of any Parent Expense Reimbursement previously paid to Parent pursuant to Section 7.3(a). The Company Termination Fee payable pursuant to this Section 7.3(b)(i) shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent no later than the second (2nd) Business Day following termination pursuant to Section 7.1(e) and concurrently with any termination pursuant to Section 7.1(i); provided, however, that if Parent has not provided wire information to the Company for the Company Termination Fee at least one (1) Business Day prior to the date such payment is due to Parent, then the Company Termination Fee shall be paid one (1) Business Day after such wire instructions are provided to the Company. If (A) after the Agreement Date, an Acquisition Proposal shall have become publicly known or has been publicly delivered to the Company Board and not withdrawn, (B) thereafter this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.1(b) where the failure of Purchaser to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, (2) by Parent or the Company pursuant to Section 7.1(c) where the failure of Purchaser to accept shares of Company Common Stock for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, or (3) by Parent pursuant to Section 7.1(f), and (C) within twelve (12) months after such termination (x) the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or (y) any Acquisition Transaction shall have been consummated, then the Company shall pay to Parent the Company Termination Fee (less the amount of any Parent Expense Reimbursement previously paid to Parent pursuant to Section 7.3(a)) by wire transfer of same-day funds on the earliest date of when such definitive agreement is executed or such transaction is consummated.

(ii)    Subject to Section 8.8 and notwithstanding any other provision of this Agreement to the contrary, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its Affiliates that its receipt of the Company Termination Fee pursuant to Section 7.3(b)(i), together with the reimbursement of any applicable expenses and interest pursuant to Section 7.3(a), shall constitute the sole and exclusive remedy under this Agreement of Parent, Purchaser and the Parent Related Parties against the Company or any Company Related Party, and the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser and the Parent Related Parties in connection with this Agreement (and the termination hereof), the Offer, the Merger and the other transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any Parent Related Party shall be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(c)    Parent Termination Fee.

(i)    In the event that this Agreement is validly terminated by the Company pursuant to Section 7.1(j) or Section 7.1(k), then Parent shall pay to the Company the Parent Termination Fee (less the amount of any Company Expense Reimbursement previously paid to the Company pursuant to Section 7.3(a)). The Parent Termination Fee payable pursuant to this Section 7.3(c)(i) shall be paid by wire transfer of immediately available funds to the bank account designated by the Company no later than the second (2nd) Business Day following termination pursuant to Section 7.1(j) or Section 7.1(k); provided that if the Company has not provided wire information to Parent for the Parent Termination Fee at least one (1) Business Day prior to the date such payment is due to the Company, then the Parent Termination Fee shall be paid one (1) Business Day after such wire instructions are provided to Parent.

(ii)    Subject to Section 8.8 and notwithstanding any other provision of this Agreement to the contrary, the Company acknowledges and agrees on behalf of itself and its Affiliates that its receipt of the Parent Termination Fee pursuant to Section 7.3(c)(i), together with any reimbursement and indemnification obligation of Parent pursuant to Section 5.12(g)(ii) and the reimbursement of any applicable expenses and interest pursuant to Section 7.3(d), shall constitute the sole and exclusive remedy under this Agreement of the Company and the Company Related Parties against Parent, Purchaser and the Parent Related Parties and any Financing Source, and the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company and the Company Related Parties and any other Person in connection with this Agreement (and the termination hereof), the Offer, the Merger, the Financing Letters and the other transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of the Company or any Company Related Party shall be entitled to bring or maintain any Legal Proceeding or seek any other remedy against Parent, Purchaser or any Parent Related Party or any Financing Source (except for any Legal Proceeding brought or maintained or remedy sought against the Guarantor pursuant to the Guaranty or the Equity Commitment Letter) arising out of or in connection with this Agreement, the Offer, the Merger, the Financing Letters, or any of the other transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. Notwithstanding anything to the contrary in this Agreement, while the Company may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Parent Termination Fee pursuant to Section 7.3(b)(i), under no circumstances shall the Company or its Affiliates be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.

(d)    Integral Part of the Transactions. Each of the Company, Parent and Purchaser acknowledges and agrees that: (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement; (ii) each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent and the Company, respectively, in the circumstances in which such termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; and (iii) without these agreements, neither the Company nor Parent would have entered into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 7.3, such paying party shall pay the other party its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1    Amendment or Supplement. At any time prior to the Effective Time, this Agreement, including any annex or exhibit attached hereto, may be amended or supplemented in any and all respects by written agreement signed by all of the parties hereto; provided, however, that no such amendment shall be made or given that requires the approval of the stockholders of the Company under applicable Law unless such approval is obtained. Notwithstanding anything in this Agreement to the contrary, the definitions of “Financing Sources” and “Lender” and Sections 5.12(h) and 7.3(c)(ii) this Section 8.1 and Sections 8.4, 8.5, 8.6, 8.8 and 8.9 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources adversely affected thereby.

8.2    Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law, solely as to itself: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by any other party with any of the agreements contained in this Agreement or, except as otherwise provided in this Agreement, waive any of such party’s conditions set forth in this Agreement, in each case, including agreements and conditions set forth in any annex or exhibit attached hereto. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Purchaser in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3    No Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the Effective Time. For the avoidance of doubt, nothing herein shall impair Parent’s and the Surviving Corporation’s rights under any representations and warranties insurance policy that may be obtained by Parent in connection with this Agreement.

8.4    Entire Agreement; No Third Party Beneficiary. This Agreement, including the exhibits and annexes hereto, the Disclosure Schedule, the documents and instruments relating to the Offer and the Merger referred to in this Agreement, the Tender Agreements, and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except (x) with respect to: (a) the rights of holders of shares of Company Common Stock to receive the Offer Price and the Merger Consideration as provided in Articles 1 and 2 and the holders of Company Equity Awards to receive the consideration described in Article 2; and (b) the directors and officers of the Company covered by Section 5.7; and (y) the Financing Sources shall be express third party beneficiaries of Sections 5.12(h), 7.3(c)(ii) and 8.1, this Section 8.4, and Sections 8.5, 8.6, 8.8 and 8.9.

8.5    Applicable Law; Jurisdiction.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the Law of any other jurisdiction.

(b)    Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States, the federal court of the United States sitting in the district of Delaware, and any appellate court from any thereof (the “Selected Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally: (i) agrees not to commence any such action or proceeding except in the Selected Courts; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in Selected Courts; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.5(b) in the manner provided for notices in Section 8.10. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)    Notwithstanding the foregoing, or any other provision of this Agreement, no party hereto, nor any of its Affiliates, will bring, or support the bringing of any Legal Proceeding against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any Legal Proceeding arising out of or relating in any way to the Financing Letters or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the U.S. District Court for the Southern District of New York, and any such Legal Proceeding shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the Law of any other jurisdiction.

8.6    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING IN RESPECT OF THE FINANCING) AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.8    Specific Enforcement.

(a)    Notwithstanding Section 7.3, the parties hereto agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with the terms hereof or are otherwise breached, and that the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief. The right to specific performance shall include the right of the Company to enforce the terms of the Guaranty and the right of the Company to cause Parent and Purchaser to cause the Offer, the Merger and the other transactions contemplated hereby (including Parent’s and Purchaser’s obligations to pay the Company’s stockholders and holders of Company Equity Awards in accordance with the terms of Article 1 and Article 2 hereof) to be consummated on the terms and subject to the conditions and obligations set forth in this Agreement. The parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)     Notwithstanding Section 8.8(a) or anything else in this Agreement to the contrary, the Company shall not be entitled to enforce or seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Offer or effect the Merger unless (i) all of the Offer Conditions and the conditions set forth in Section 6.1(a) and Section 6.1(b) have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Acceptance Time and the Closing, as applicable, provided that such conditions are reasonably capable of being satisfied), (ii) the Company has given notice in writing to Parent representing that it is ready, willing and able complete the Closing, (iii) the full amount of the Debt Financing has been funded or will be funded at the Closing and (iv) Parent and Purchaser have failed to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee.

8.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that: (a) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent without the consent of the Company; and (b) Parent and Purchaser may assign as a collateral assignment, any of their respective rights, interests and obligations under this Agreement to their or their Subsidiaries’ Financing Sources, but in any case no such assignment shall relieve Parent or Purchaser, as the case may be, of any of their respective obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.10    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Purchaser:

c/o H.I.G. Middle Market, LLC

600 Fifth Avenue

24th Floor

New York, New York 10020

Attention: Jeff Kelly and Vivek Jain

Facsimile No: (212) 506-0559

with a copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle Street

33rd Floor

Chicago, Illinois 60654

Attention: Jeffrey Seifman, P.C., Tana M. Ryan and Robert Goedert

Facsimile No: (312) 862-2200, (213) 680-8149 and (312) 862-2200

if to the Company:

NCI, Inc.

11730 Plaza American Drive

Reston, VA 20190

Attention: Paul Dillahay

Facsimile No: (703) 707- 6633

with a copy to (which copy shall not constitute notice):

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, CA 92121

Attention: Deyan P. Spiridonov

Facsimile No: (858) 458-3144

8.11    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.12    Construction.

(a)    For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement.

8.13    Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.14    Disclosure Schedule. Any matter disclosed in any section of the Disclosure Schedule pertaining to representations and warranties shall qualify: (i) the correspondingly numbered and/or lettered section or paragraph of this Agreement; and (ii) any other sections and paragraphs in this Agreement pertaining to representations and warranties to the extent that it is reasonably apparent based solely on the face of such disclosure that such disclosure qualifies, and constitutes an exception to, another section or paragraph in this Agreement pertaining to representations and warranties.

8.15    Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, each of which shall be deemed an original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CLOUD INTERMEDIATE HOLDINGS, LLC

By:	/s/ Jeff Kelly
Name:	Jeff Kelly
Title:	President

CLOUD MERGER SUB, INC.

By:	/s/Jeff Kelly
Name:	Jeff Kelly
Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

NCI, INC.

By:	/s/ Paul Dillahay
Name:	Paul Dillahay
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex A and not otherwise defined herein will have the meanings assigned to them in the Agreement and Plan of Merger to which it is attached (the “Agreement”).

1. Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer)), to pay for any shares of Company Common Stock tendered in connection with the Offer unless, immediately prior to the then-applicable Expiration Time:

(a) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall have expired or been terminated; and

(b) there shall have been validly tendered and not validly withdrawn prior to the Expiration Time that number of shares of Company Common Stock (excluding, for the avoidance of doubt, all shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been “received” (as such term is defined in Section 251(h) of the DGCL) by the depositary in settlement or satisfaction of such guarantee prior to the Expiration Time) which, upon consummation of the Offer (for the avoidance of doubt, assuming that the shares of Class B Company Common Stock validly tendered and not validly withdrawn will convert to shares of Class A Company Common Stock at the time of the consummation of the Offer), when added (without duplication) to any shares of Company Common Stock then owned, directly or indirectly by Purchaser, Parent and any other Subsidiaries of Parent, collectively represent as of the Expiration Time at least a majority of the voting power of the sum of (i) of the aggregate voting power of the shares of Company Common Stock outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the shares of Company Common Stock that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into shares of Company Common Stock, or other rights to acquire or be issued shares of Company Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof (the condition in this clause (b) being referred to herein as the “Minimum Condition”).

2. Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer)), to pay for any shares of Company Common Stock tendered in connection with the Offer if, immediately prior to the then-applicable Expiration Time, any of the following conditions exist:

(a) any Restraint or Law shall be enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any Governmental Body of competent jurisdiction in the United States, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger;

(b) the representations and warranties of the Company (i) set forth in Section 3.4 and Section 3.7(b) were not as of the Agreement Date, or are not as of the Expiration Time, true and correct in all respects as though made on and as of such date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date) (other than any inaccuracies in the representations and warranties set forth in Section 3.4 that do not individually or in the aggregate increase the aggregate consideration required to be paid by Parent and/or Purchaser under Article 1 and Article 2 of the Agreement by more than a de minimis amount); (ii) set forth in Section 3.1(a), Section 3.1(c), Section 3.3 and Section 3.22 were not as of the Agreement Date, or are not as of the Expiration Time, true and correct in all material respects (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) set forth in Article 3 but not referenced by the foregoing clauses (i) and (ii) were not as of the Agreement Date, or are not as of the Expiration Time, true and correct (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) the Company shall have failed to perform or comply in all material respects with its obligations or covenants under the Agreement and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Time; or

(d) the Agreement shall have been terminated in accordance with its terms.

Prior to the Acceptance Time, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer that none of the conditions set forth in clauses (b) and (c) of paragraph 2 above shall have occurred and be continuing as of the Expiration Time.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Agreement, may be waived by Parent or Purchaser, in whole or in part at any time and from time to time prior to the Expiration Time in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

EXHIBIT A

DEFINITIONS

1.1 Cross Reference Table. As used in this Agreement, the following terms shall have the meanings given to them in the Sections of this Agreement set forth below:

Terms	Definition
Acceptance Time	Section 1.1(d)
Affiliate Transaction	Section 3.6
Affiliated Group	Section 3.14(a)
Agreement	Preamble
Agreement Date	Preamble
Alternate Debt Financing	Section 5.12(b)
Book Entry Shares	Section 2.7
Capitalization Date	Section 3.4(a)
CBA	Section 3.15(b)
Certificate of Merger	Section 2.1(b)
Change in Company Board Recommendation	Section 5.4(d)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Balance Sheet	Section 3.5(b)
Company Balance Sheet Date	Section 3.5(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Charter Documents	Section 3.2
Company Expense Reimbursement	Section 7.3(a)
Company Insurance Policy	Section 3.17
Company Options	Section 3.4(a)
Company Returns	Section 3.14(a)
Company Stock Certificate	Section 2.7
Company Subsidiaries	Section 3.1(c)
Confidentiality Agreement	Section 5.13
Continuation Period	Section 5.11(a)
Covered Employees	Section 5.11(a)
Debt Commitment Letter	Section 4.8(a)
Debt Financing	Section 4.8(a)
DGCL	Recitals
Disclosure Schedule	Article 3
Dissenting Shares	Section 2.9(a)
Effective Time	Section 2.1(b)
Equity Financing	Section 4.8(a)
Equity Commitment Letter	Section 4.8(a)
Expiration Time	Section 1.1(c)
Fee Letter	Section 4.8(a)
Financing	Section 4.8(a)

Financing Documents	Section 5.12(e)(i)(A)
Financing Extension Notice	Section 1.1(c)
Financing Letters	Section 4.8(a)
Guarantor	Recitals
Guaranty	Recitals
Indemnified Person	Section 5.7(a)
Initial Expiration Time	Section 1.1(c)
Interim Period	Section 5.1(a)
Intervening Event	Section 5.4(d)(ii)
Lender	Section 4.8(a)
Losses	Section 5.12(g)(ii)
Material Contract	Section 3.10(b)
Material Customer	Section 3.23
Material Supplier	Section 3.23
Merger	Recitals
Merger Consideration	Section 2.5(a)(iii)
Minimum Condition	Annex A
Multiemployer Plan	Section 3.15(h)
New Debt Commitment Letter	Section 5.12(b)
Notice Period	Section 5.4(e)
Offer	Recitals
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(f)
Offer Price	Recitals
Offer to Purchase	Section 1.1(a)
Option Consideration	Section 2.6(a)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Employee Benefit Plan	Section 5.11(c)
Parent Expense Reimbursement	Section 7.3(a)
Payment Agent	Section 2.8(a)
Payment Fund	Section 2.8(a)
PBGC	Section 3.15(i)
.pdf	Section 8.15
Purchaser	Preamble
Recommendation Change Notice	Section 5.4(e)
Restraints	Section 6.1(a)
Schedule 14D-9	Section 1.2(a)
Schedule TO	Section 1.1(f)
Selected Courts	Section 8.5(b)
Superior Proposal Notice	Section 5.4(e)
Surviving Corporation	Section 2.1(a)
Tender Agreement(s)	Recitals
Unlawful Payment	Section 3.10(j)
WARN Act	Section 3.15(c)
willful breach	Section 7.2

1.2 Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“Acquisition Proposal” shall mean any bona fide offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions involving:

(a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company;

(b) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (i) twenty percent (20%) or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) twenty percent (20%) or more of the fair market value of the assets of the Company; or

(c) any liquidation or dissolution of the Company.

“Affiliate” shall mean, with respect to any other Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person. As used in this definition of Affiliate, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Bribery Law” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, any Laws enacted pursuant to, or arising under, the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Officials in International Business Transactions, and any other international anti-bribery Laws.

“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by Law or other governmental action to close.

“Certification of AFTAP” shall mean the certification of an enrolled actuary meeting the requirements imposed under Treasury Regulation Section 1.436-1 that includes, without limitation, a certification of the Company Employee Plan’s “adjusted funding target attainment percentage,” within the meaning of Section 436(j) of the Code.

“Class A Company Common Stock” shall mean the Class A common stock, par value $0.019 per share, of the Company.

“Class B Company Common Stock” shall mean the Class B common stock, par value $0.019 per share, of the Company.

“Code” shall mean Internal Revenue Code of 1986, as amended.

“Company Acquisition Agreement” shall mean any merger, acquisition or other agreement which gives effect to any Acquisition Transaction.

“Company Common Stock” shall mean the Class A Company Common Stock and the Class B Company Common Stock.

“Company Contract” shall mean any Contract to which the Company or any Company Subsidiary is currently a party or bound.

“Company Employee” shall mean any current employee, officer or director of the Company or any Company Subsidiary.

“Company Employee Agreement” shall mean any employment, severance, retention, transaction bonus, change in control, material consulting, or other similar material Contract between: (a) the Company or any Company Subsidiary; and (b) any Company Employee, other than any such Contract that is terminable “at will” (or following a notice period of thirty (30) days or fewer or a notice period imposed by applicable Law) without any obligation on the part of the Company or any Company Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any Company Subsidiary under applicable foreign Law.

“Company Employee Plan” shall mean any plan, program, policy, practice, arrangement or Contract providing for employment, change of control, compensation, bonus, severance, termination pay, deferred compensation or nonqualified, retention, separation, change in control, consulting, performance awards, stock or stock-related awards, equity or equity-based, vacation, fringe benefits, retirement benefits, savings, pension, paid-time off, welfare or other benefits, compensation or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of the Company Subsidiaries, or with respect to which the Company or any of the Company Subsidiaries has any current or contingent liability or obligation, but excluding in each such case any Multiemployer Plan.

“Company Equity Award” shall mean any equity-based compensation issued with respect to the equity of the Company or any Company Subsidiary, including, without limitation, each Company Option and Company RSA.

“Company In-Licensed IP” shall mean all Intellectual Property Rights that are licensed by the Company or any Company Subsidiary and that are used in the conduct of the business of the Company or any Company Subsidiary as currently conducted by the Company and the Company Subsidiaries.

“Company Material Adverse Effect” shall mean any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on: (i) the assets, financial condition, or results of operations of the Company and the Company Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement prior to the Outside Date; provided, however, that, except as it relates to clause (ii) above, in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect: any effect, change, event, circumstance or development with respect to, or resulting from: (A) changes in the United States or global economy or capital markets in general; (B) changes that affect generally the industry in which the Company or the Company Subsidiaries conduct business; (C) changes in applicable Law or in GAAP; (D) changes in the market price or trading volume of the Company Common Stock on Nasdaq (it being understood that, unless otherwise excepted pursuant to these clauses (A)-(J), the underlying causes of any such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (E) failure(s) by the Company to meet any operating projections or forecasts, or published revenue or earnings predictions (it being understood that, unless otherwise excepted pursuant to these clauses (A)-(J), the underlying causes of any such failure(s) may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (F) any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; (G) solely for purposes of Section 3.7(b), any matter set forth on Part 1.1(a) of the Disclosure Schedule; (H) any events attributable to the taking of any action by the Company if that action is expressly required by this Agreement, or with Parent’s or Purchaser’s consent, or the failure to take any action by the Company if that action is expressly prohibited by this Agreement; (I) events attributable to the announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the pendency of the Offer or the Merger (including the loss or departure of officers or other employees of the Company or any Company Subsidiary, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on the Company’s or any Company Subsidiary’s relationships or agreements with any of its licensors, licensees, customers, vendors, strategic partners, suppliers or other business partners); (J) any change that the Company can demonstrate was proximately caused by Parent unreasonably withholding its consent under Section 5.2(b) to any action requiring Parent’s consent under

Section 5.2(b) and requested to be taken by the Company to Parent in writing; or (K) any effects resulting from any Legal Proceeding against the Company by the stockholders of the Company challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement; except, in the case of clauses (A), (B), (C) or (F), to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other Persons engaged in the industry in which the Company and the Company Subsidiaries operate.

“Company Owned IP” shall mean all Intellectual Property Rights and Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.

“Company Products” shall mean all products currently produced, marketed, licensed, sold, distributed or supported by the Company or any Company Subsidiary.

“Company Registered IP” shall mean all Registered IP owned by, or filed in the name of, the Company or any Company Subsidiary.

“Company Related Party” shall mean any of the Company or Company Subsidiaries’ respective, direct or indirect, former, current and future equityholders, controlling persons, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, notwithstanding the foregoing, no party to this Agreement will be considered a Company Related Party.

“Company RSA” shall mean a restricted stock award, consisting of shares of Company Common Stock subject to vesting and forfeiture until fully vested, granted by the Company pursuant to the Incentive Plan.

“Company SEC Documents” shall mean all proxy statements, reports, schedules, forms, statements or other documents, including all amendments thereto, required to be filed or furnished by the Company with the SEC since December 31, 2014.

“Company Termination Fee” shall mean an amount, in cash, equal to $11,256,000.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“COTS” shall mean commercial software that is readily available, licensed pursuant to a standard agreement and has a purchase price or annual payments of no more than $50,000 per agreement.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, or community property interest.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” shall mean any Law (and the regulations promulgated thereunder) relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land), natural resources or human health and safety or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, Release, threatened Release or other handling of any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof.

“Environmental Lien” shall mean any Encumbrance in favor of any Governmental Body pursuant to any Environmental Law.

“Environmental Permit” means any permit, license, certificate, franchise, permission, variance, clearance, registration, approval, consent, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Environmental Law.

“Equity Interest” shall mean any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Financing Conditions” means (i) with respect to the Debt Financing, the conditions precedent set forth in Annex II of the Debt Commitment Letter, and (ii) with respect to the Equity Financing, the conditions precedent to Parent and Purchaser’s obligations under this Agreement set forth in Article 6 and Annex A.

“Financing Sources” shall mean any Person providing Financing to Parent and Purchaser in connection with this Agreement and the transactions contemplated hereby, including the Lender and Guarantor.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Government Bid” shall mean any quotation, bid or proposal that, if accepted or awarded, would lead to a Government Contract.

“Government Contract” shall mean any contract by or between the Company, or any Company Subsidiary, on one hand and any (i) Governmental Body on the other or (ii) by or between the Company, or any Company Subsidiary, as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Body.

“Government Official” shall mean any officer or employee of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authorization” shall mean any: (i) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (ii) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (i) country, nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, Taxing authority, or Entity and any court or other tribunal).

“Hazardous Substance” shall mean any substance, material or waste that is defined, listed, characterized or regulated under any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or words of similar meaning or effect, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Incentive Plan” shall mean the Company’s Amended and Restated 2005 Performance Incentive Plan.

“Indebtedness” shall mean all indebtedness, principal, interest (including any prepayment interest), premiums (including make-whole, call or put premiums, optional or otherwise), breakage costs, prepayment or other penalties or other obligations of the Company or any Company Subsidiaries (including any such obligation that would be due if it were to be paid on the Closing Date) (a) for borrowed money; (b) evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) for the deferred purchase price of property or services

(other than trade accounts payable in the ordinary course of business); (d) obligations as lessee or lessees under leases that have been, in accordance with GAAP, recorded as capital leases; (e) obligations under drawn letters of credit, surety bonds or similar instruments; (f) obligations under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; and (g) all items of the type referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by the Company or any Company Subsidiary.

“Intellectual Property” shall mean formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, specifications, software, data, databases, techniques, URLs, web sites, works of authorship and other forms of technology.

“Intellectual Property Rights” shall mean all intellectual property or proprietary rights of any type or nature, which may exist or be created under the laws of any jurisdiction in the world, including: (i) rights associated with works of authorship, including copyrights and moral rights; (ii) trademark, service mark, trade name and domain name rights and similar rights; (iii) trade secret rights; (iv) patent and industrial property rights; (v) other proprietary and intangible rights in Intellectual Property; and (vi) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Systems” shall mean electronic data processing, information, recordkeeping, communications, telecommunications, networking, account management, inventory management and other such applications, software, and hardware, equipment and services (including all applications and software installed on all hardware and equipment, and all databases, firmware, and related documentation), and Internet websites.

“Knowledge” shall mean, with respect to the Company, the actual knowledge, after reasonable inquiry, of those individuals set forth in Part 1.1(b) of the Disclosure Schedule.

“Law” shall mean any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, act, judgment, resolution, ordinance, code, edict, Order, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Company Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.

“Legal Proceeding” shall mean any claim, action, suit, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation, at law or in equity, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Nasdaq” shall mean the NASDAQ Stock Market LLC.

“Order” shall mean any judgment, order, writ, injunction, decision, ruling, decree or award of any Governmental Body or arbitral body or panel.

“Owned Real Property” means the property described in Part 3.16(a) of the Disclosure Schedule, together with all together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary.

“Parent Related Party” shall mean any of the Parent or its Subsidiaries’ respective, direct or indirect, former, current and future equityholders, controlling persons, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, notwithstanding the foregoing, no party to this Agreement, the Equity Commitment Letter or the Guaranty will be considered a Parent Related Party.

“Parent Termination Fee” shall mean an amount, in cash, equal to $19,698,000.

“Permitted Encumbrance” shall mean: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the Company Balance Sheet; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, but not as a result of non-payment unless such lien is being contested in good faith; (v) non-exclusive object code licenses of software by the Company or any Company Subsidiary or any reseller or distributor of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice; and (vi) Encumbrances that do not interfere in any material respect with the use, operation or transfer of, or any of the benefits of ownership of, the property subject thereto.

“Person” shall mean any individual, Entity or Governmental Body.

“Qualifying Confidentiality Agreement” shall mean a confidentiality agreement with the Company containing terms no less favorable to the Company in the aggregate than the terms set forth in the Confidentiality Agreement, as determined in good faith by the Company Board or any committee thereof; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.4.

“Real Property” means the Owned Real Property and Leased Real Property.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing, in any event which have not expired, lapsed, or been abandoned.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Substances).

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Required Information” shall mean the audited and unaudited financial information required to be delivered pursuant to paragraph 7 of Annex II to the Debt Commitment Letter; provided, that the timely filing by the Company of the required financial statements on Form 10-K and Form 10-Q in accordance with the applicable rules and requirements of the SEC shall satisfy the requirements of this definition.

“Restricted Party” shall mean Persons (a) identified in any list of parties subject to economic sanctions maintained by a Governmental Body, including but not limited to the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control; (b) identified in any list of parties, maintained by a Governmental Body, who are debarred or restricted from making and/or receiving certain exports; (c) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or controlled by parties identified on any such lists, where dealings with that Person would be restricted under applicable Laws; and (d) located, organized or ordinarily resident in a country or territory that is, or whose government is, the target of a comprehensive embargo under economic sanctions (including, without limitation, as of the Agreement Date, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine), or owned or controlled by, or acting on behalf of, the government of such a country or territory.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (i) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (ii) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal for an Acquisition Transaction (with all of the percentages included in the definition of Acquisition Transaction increased to fifty percent (50%)) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel): (i) to be reasonably likely to be consummated if accepted; and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination (a) all financial considerations; (b) the identity of the Person making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board; and (e) any revisions to the terms of this Agreement and the Offer proposed by Parent or Purchaser pursuant to Section 5.4(e).

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, addition to tax, additional amount or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Trade Controls Laws” shall mean any applicable Laws administered by a U.S. Governmental Body, or by a non-U.S. Governmental Body (except to the extent inconsistent with U.S. Law), relating to international trade controls, including export controls, import controls, economic sanctions, and antiboycott Laws, including, without limitation, the Export Administration Regulations, the International Traffic in Arms Regulations, the Laws administered or enforced by the Office of Foreign Assets Control or the U.S. Department of State, and the customs and import Laws administered by U.S. Customs and Border Protection.

A “Triggering Event” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall have effected a Change in Company Board Recommendation (whether or not in compliance with this Agreement); (ii) the Company shall have failed to include in the Schedule 14D-9 the Company Board Recommendation; (iii) the Company Board or any committee thereof shall have approved, endorsed, adopted, recommended or otherwise deemed advisable any Acquisition Proposal; (iv) the Company shall have executed any Contract relating to any Acquisition Proposal other than as expressly permitted in Section 5.4; (v) an Acquisition Proposal (or any inquiry related thereto) shall have been publicly announced or disclosed and the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five (5) Business Days after such Acquisition Proposal is announced or disclosed; (vi) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after Parent so requests in writing in response to an Acquisition Proposal or revision thereof or proxy solicitation or threatened proxy solicitation or other publicly disclosed campaign or effort to solicit opposition to the transactions contemplated hereby; (vii) a tender or exchange offer relating to securities of the Company (other than the Offer) shall have been commenced and the Company shall not have sent to its security holders, within five (5) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement; or (vii) there has occurred a willful and material breach of Section 5.4.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.